AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 6, 2000
                                                  Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                              EQUIDYNE CORPORATION
                 (Name of Small Business Issuer in Its Charter)
                                ----------------
          DELAWARE                    3845                     04-2608713
(State or other jurisdiction   (Primary Standard            (I.R.S. Employer
    of incorporation or     Industrial Classification     Identification Number)
      organization)              Code Number)
                                ----------------
                               238 LITTLETON ROAD
                               WESTFORD, MA 01886
                                 (978) 692-6680
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)
                                ----------------
                              MICHAEL T. PIENIAZEK
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               238 LITTLETON ROAD
                               WESTFORD, MA 01886
                                 (978) 692-6680
            (Name, Address and Telephone Number of Agent For Service)
                                ----------------
                                   Copies to:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                               40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 603-2000
                                ----------------
                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  from time to time after the effective date of this Registration Statement as determined by market conditions and other factors


                         CALCULATION OF REGISTRATION FEE

======================================== ============== ================ ==================== ================
            TITLE OF EACH                               PROPOSED MAXIMUM  PROPOSED MAXIMUM
         CLASS OF SECURITIES              AMOUNT TO BE  OFFERING PRICE    AGGREGATE OFFERING     AMOUNT OF
           TO BE REGISTERED                REGISTERED      PER UNIT            PRICE (1)      REGISTRATION FEE
---------------------------------------- -------------- ---------------- -------------------- ----------------

Common Stock, par value $.10 per share       30,000         $1.00(1)         $30,000.00             $7.92
---------------------------------------- -------------- ---------------- -------------------- ----------------
Common Stock, par value $.10 per share      150,000         $4.00(1)        $600,000.00           $158.40
---------------------------------------- -------------- ---------------- -------------------- ----------------
Common Stock, par value $.10 per share       62,500         $3.19(2)        $199,375.00            $52.64
---------------------------------------- -------------- ---------------- -------------------- ----------------
          Totals                            242,500                                               $218.96
---------------------------------------- -------------- ---------------- -------------------- ----------------

(1) In accordance with Rule 457(g), the registration fee for these shares is calculated upon the basis of the price at which the options may be exercised.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, the price per share and the aggregate offering price are calculated based upon the average of the high and low prices of the Company's Common Stock on September 5, 2000.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                 Subject to Completion, Dated September 6, 2000

                    ---------------------------------------


                              EQUIDYNE CORPORATION

                         242,500 SHARES OF COMMON STOCK

                    ---------------------------------------


     The stockholders of Equidyne Corporation listed elsewhere in this prospectus are offering up to 242,500 shares of our common stock. The selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions. No period of time has been fixed within which the shares may be offered or sold. Of the shares offered:

          -    62,500 shares are presently outstanding, and

          -    180,000 shares are issuable upon exercise of options.

     We will not receive any proceeds from the sale of the common stock. However, we will receive proceeds in the amount of $630,000 from the sale of shares issuable upon the exercise of options by the selling stockholders.

     Our common stock is quoted in the OTC Electronic Bulletin Board under the symbol "INJX." On September 5, 2000, the closing price of our common stock was $3.1875.

     The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Acts of 1933.

     Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.


INVESTING IN THE COMMON STOCK INVOLVES SUBSTANTIAL RISKS. WE URGE YOU TO READ THE SECTION "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOUR RELIANCE ON INFORMATION CONTAINED IN THIS PROSPECTUS

     In deciding whether to invest in our common stock, you should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. You must not consider that the delivery of this prospectus or any sale of the common stock covered by this prospectus implies that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is current or complete as of any time after the date of this prospectus.

     We effected a one-for-five reverse split of our common stock in November 1996. All share and per share information in this Prospectus is on a post-split basis.

                               PROSPECTUS SUMMARY
                               ------------------

     The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus and the documents incorporated by reference herein.

                                   THE COMPANY

     Equidyne Corporation, through Equidyne Systems, Inc.(ESI), our wholly owned subsidiary based in San Diego, California, and Rosch AG Medizintechnik (Rosch
AG), our partially-owned investment based in Berlin, Germany, is focused on becoming the worldwide leader in needle-free drug delivery systems for subcutaneous and intramuscular injections. We are responsible for developing, manufacturing and selling the needle-free drug delivery systems in the U.S., Canada, South America and the Asian markets while Rosch AG is responsible for the European market. The INJEX(TM) needle-free injector is a compact, uncomplicated device that delivers a virtually painless injection through the skin in a fraction of a second, and eliminates needle stick and disposal problems.

     Our INJEX(TM) needle-free drug injection system is a hand-held, spring-powered device that injects medications from a needle-free syringe through the skin as a narrow, high-pressure stream of liquid. The INJEX(TM) System is intended to eliminate risks of contaminated needle stick accidents and possible diseases resulting from the use of hypodermic needles and syringes. The INJEX(TM) System has received U.S. FDA 510(k) clearance to market the system in the U.S. ESI holds the U.S. patents to the INJEX(TM) System while Rosch AG holds all European patents to the INJEX(TM) System.

     The marketing launch of the INJEX(TM) System began on July 17, 2000 in the United States. In anticipation of the launch of the INJEX(TM) System, we expanded our direct sales force to more than 50 individuals, and are planning an increase in our sales force throughout the next year. We retained a national search firm to assist us in identifying and hiring new sales personnel. Our sales force will initially call on the diabetes market and other markets where medications are self-injected by the consumer. Our marketing plan includes making the INJEX(TM) System products available through selected retail pharmacy outlets, based on nation-wide and regional agreements. In addition, we will market the INJEX(TM) Systems to various clinical markets through the formation of strategic alliances with key specialty medical device dealers throughout the U.S.

     The components of the INJEX(TM) System are currently being manufactured and assembled by outside manufacturers that we believe are well known for their expertise in the type of specialty manufacturing required to produce our products. Utilizing the tools and molds we currently have in place, and by an agreement to share production capacity of Rosch AG, we believe that we have the manufacturing capacity to satisfy the anticipated market demand for the INJEX(TM) System. The INJEX(TM) System is currently assembled using a semi-automated process. We recently entered into a $3.2 million dollar memorandum of understanding with a view towards a final agreement with Nypro Inc., a leading worldwide manufacturer in precision injection molding for the healthcare industry to build and operate automated, low-cost production systems to supply the component parts of the INJEX(TM) System product necessary to meet market demand. This will provide the low-cost, state-of-the-art manufacturing capabilities that will be necessary to fill the anticipated demand for the INJEX(TM) System.

     Our partially-owned investment in Germany, Rosch AG, is focused primarily on the needle-free drug delivery system in Europe. Effective January 14, 2000, Rosch GmbH Medizintechnik became Rosch AG, a stock company. On February 24, 2000, Rosch AG completed an Initial Public Offering (IPO) of its shares on the Neuer Market, a segment of the Frankfurt (Germany) Stock Exchange. Rosch AG sold 1,263,950 newly issued shares in the IPO, which, along with our sale of certain of our shares of Rosch AG in the IPO, reduced our ownership of Rosch AG from 41.43% to 26.43%. We received proceeds of approximately $11 million from the sale of our shares of Rosch AG common stock, and have recognized a pre-tax gain of approximately $10.8 million. On August 25, 2000, we formed Equidyne Holdings, as a Massachusetts business trust for the purpose of acting as a holding company for 1,268,750 of the shares we owned of Rosch AG. We own 100% of the capital stock of Equidyne Holdings, which was issued to us in exchange for our transfer of our Rosch AG shares to Equidyne Holdings in a tax-free transaction. On August 29, 2000, we announced that we had sold 332,000 additional shares of Rosch AG stock, reducing our ownership of Rosch AG stock to 19.52%. We received proceeds in excess of $10 million from this sale.

     We used to manufacture and market diagnostic audiometric medical devices which identify diseases and disorders of the middle ear. As part of our plan to shift our focus to the INJEX(TM) System, we sold the assets connected with this business in April 1999. We also marketed and sold intraoral dental cameras and related equipment in the U.S. through our wholly-owned subsidiary, Dynamic Dental Systems (DDS), and in Europe through Rosch AG. While Rosch AG continues to operate in this market, we have ceased the operations of DDS, completing our plan to shift all of our energies and resources towards the INJEX(TM) System. With this shift in our corporate strategy, our stockholders approved a change in our corporate name to Equidyne Corporation from American Electromedics Corp on December 29, 1999.

     We were incorporated under Delaware law on January 28, 1977. Our executive offices are at 238 Littleton Road, Westford, Massachusetts 01886, and our telephone number is (978) 692-6680.

                                  THIS OFFERING

SECURITIES OFFERED....................  242,500 Shares of Common Stock.

COMMON STOCK OUTSTANDING..............  16,128,933 shares as of July 31, 2000.

USE OF PROCEEDS.......................  We will receive none of the proceeds of the sale of the common stock. We will
                                        receive $630,000 upon the exercise of
                                        the options of which 180,000 underlying
                                        shares of common stock are being
                                        registered for sale. We will use any of
                                        those proceeds for general corporate
                                        purposes.
OTC ELECTRONIC BULLETIN BOARD
     SYMBOL...........................  "INJX"


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the common stock.

                   SUMMARY FINANCIAL AND OPERATING INFORMATION

     This summary financial information below is from and should be read with the financial statements, and the notes to the financial statements, elsewhere in this Prospectus. All numbers are in thousands, except for share and per share amounts.

                                                YEAR ENDED
--------------------------------------------------------------------------------
SUMMARY OF OPERATIONS        7/31/99    7/31/98    7/31/97    7/27/96    7/29/95
--------------------------- --------- ---------- ---------- ---------- ---------
NET SALES                     $6,789     $7,025     $2,309     $3,337     $2,443
--------------------------- --------- ---------- ---------- ---------- ---------
INCOME (LOSS) BEFORE
 PROVISION FOR INCOME TAXES   (9,861)    (3,674)      (926)       467        184
--------------------------- --------- ---------- ---------- ---------- ---------
NET INCOME (LOSS)             (9,861)    (3,674)      (926)       442        172
--------------------------- --------- ---------- ---------- ---------- ---------
NET INCOME (LOSS) PER COMMON
SHARE:
     BASIC                     (1.39)     (1.01)      (.37)       .18        .08
     DILUTED                   (1.39)     (1.01)      (.37)       .18        .08
--------------------------- --------- ---------- ---------- ---------- ---------
WEIGHTED AVERAGE
  COMMON SHARES            7,720,251  4,687,707  2,510,296  2,493,854  2,238,483
--------------------------- --------- ---------- ---------- ---------- ---------


                                                         NINE MONTHS
                                                           ENDED
--------------------------------------------------------------------------------
SUMMARY OF OPERATIONS                             4/30/00        4/30/99
-------------------------------------------- ---------------- ------------------
NET SALES                                              $802           $6,132
-------------------------------------------- ---------------- ------------------
NET INCOME (LOSS)                                     7,280           (7,575)
-------------------------------------------- ---------------- ------------------
INCOME (LOSS) PER COMMON SHARE:
 BASIC                                                  .55            (1.07)
 DILUTED                                                .47            (1.07)
-------------------------------------------- ---------------- ------------------
WEIGHTED AVERAGE COMMON SHARES                   13,142,154        7,369,800
-------------------------------------------- ---------------- ------------------


                               AS OF     AS OF     AS OF     AS OF     AS OF
   FINANCIAL POSITION         4/30/00   7/31/99   7/31/98   7/27/97   7/29/96
--------------------------- ---------- --------- --------- --------- ----------
Total assets                  $23,154    $7,241   $11,458    $3,060    $2,771
--------------------------- ---------- --------- --------- --------- ----------
Working capital (deficit)      $7,727    (1,262)      793     1,060       906
--------------------------- ---------- --------- --------- --------- ----------
Long-term debt                    -0-       -0-       -0-     1,100        94
--------------------------- ---------- --------- --------- --------- ----------
Stockholders' equity           21,626     2,756     8,512     1,168     1,948
--------------------------- ---------- --------- --------- --------- ----------

                                  RISK FACTORS
                                  ------------

     The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire sum invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES

     To date we have been unable to generate revenue sufficient to be profitable on a consistent basis. As a result, we have sustained substantial losses. We had a net loss of $9,861,000, or $1.39 per share, for the fiscal year ended July 31, 1999 compared to a net loss of $3,674,000, or $1.01 per share, for the fiscal year ended July 31, 1998. Although we had net income of $7,280,000 for the nine months ended April 30, 2000, this was largely a result of the gains recognized on the sale of a portion of the shares we owned of Rosch AG in Rosch AG's initial public offering in February 2000. We cannot assure you that we will be able to achieve the level of revenues from operations that will be needed to be profitable in the future or, if profitability from operations is achieved, that it will be sustained.

OUR AUDITOR'S REPORT RAISES DOUBT AS TO OUR ABILITY TO CONTINUE AS A
GOING CONCERN

     The report of our independent auditors on our July 31, 1999 Consolidated Financial Statements contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern. Our independent accountants cited our history of operating losses over the last two years, which raised substantial doubt as to our ability to continue as a going concern. Although we had net income in the three and nine month period ended April 30, 2000 of $7,987,000 and $7,280,000, respectively, this was largely a result of the gains on the sale of a portion of the shares we owned of Rosch AG in Rosch AG's initial public offering in February 2000. We had operating losses in the three and nine month period ended April 30, 2000 of $3,563,000 and $6,000,000, respectively, and we still have a retained deficit of $8,261,000 as of April 30, 2000. Although we have improved our liquidity since our independent auditors issued the explanatory paragraph that raised doubts as to our ability to continue as a going concern on July 31, 1999, if we are unable to continue as a going concern, your entire investment in us could be lost.

OUR PRODUCT IS NOT YET COMMERCIALLY ACCEPTED

     Broad acceptance of our products is critical to our success and ability to generate revenues. We have decided to focus our business solely on the INJEX(TM) needle free drug injection system. We sold our assets connected with our audiometric equipment product line in April 1999, and we have ceased our U.S. intraoral dental camera business.

     The INJEX(TM) System has not yet been commercially accepted in the U.S. and faces competition from products, some of which are owned by entities with substantial resources. Further, the INJEX(TM) System may require significant amounts of capital for continued development, manufacturing and marketing. It is too early to ascertain the results of the marketing launch of the INJEX(TM) System on July 17, 2000. There can be no assurance that we will be successful in manufacturing and marketing the INJEX(TM) System on a global basis.

FDA REGULATIONS MAY IMPAIR OUR PROFITABILITY AND RESTRICT OUR GROWTH

     In the United States, our products and manufacturing practices are subject to regulation by the FDA and by state regulatory agencies. All of the medical devices we develop, including the INJEX(TM) System, must receive FDA clearance before they may be sold, or be exempted from the need to obtain FDA clearance. We have already received 510(k) clearance for the INJEX(TM) System. On June 22, 2000, we announced that we were seeking FDA approval to market the INJEX(TM) System for "over the counter" use.

     The FDA regulatory process may delay the marketing of new systems or devices or substantial changes to the INJEX(TM) System for significant periods of time and impose substantial additional costs. There can be no assurance that we will be able to obtain clearance of any future products in a timely manner or at all. FDA clearance, once granted, is subject to ongoing review, and if the FDA believes that we are not in compliance with applicable requirements, it can institute proceedings to detain or seize our products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against us and our directors, officers or employees. The FDA may also suspend or withdraw market approval for our products or require us to repair, replace or refund the cost of any of our products.

     FDA regulations also require us to adhere to certain "Good Manufacturing Practices" regulations, which include validation testing, quality control and documentation procedures. The FDA will periodically monitor our compliance with applicable regulatory requirements. FDA regulations will also require us to expend time, resources and effort in the areas of production and quality control for ourselves and our contract manufacturers. Moreover, we cannot assure you that all required regulatory clearances will be obtained or that those obtained will not include significant limitations on the uses of our products. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance more difficult in the future. The failure to obtain all required regulatory clearances or to comply with applicable regulations would have a material adverse effect on our business and financial condition.

FOREIGN GOVERNMENT REGULATIONS COULD RESTRICT OUR GROWTH AND PROFITABILITY.

     Sales of medical devices outside the United States that are manufactured within the United States are subject to United States export requirements, and all medical devices sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The requirements for obtaining approval by foreign countries may differ substantially from those required for FDA approval. There can be no assurance that we will be able to obtain regulatory approvals or clearances for our products in foreign countries.

     We have obtained ISO 9001/EN 46001 certification of our quality systems. This certification is evidence that our procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. This certification, along with the European Medical Device Directive certification obtained by Rosch AG, confirm our compliance with the requirements that enable use to affix the CE Mark to our products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union (EU) countries.

THE DISTRIBUTION OF MEDICAL DEVICES IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

     We compete with numerous other companies, including several major manufacturers and distributors, in the distribution and development of medical devices. Most of our competitors have greater financial and other resources than we do. As a result, these entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to our products. Further, other companies may enter this marketplace. No assurance can be given that we will be able to successfully compete against these other companies which may have substantially greater marketing and financial resources.

     Our current competition for injection systems is primarily from traditional hypodermic needles and syringes which are used for the vast majority of injections administered today. Certain companies have tried to make needles and syringes easier and safer to use by developing syringes with hidden needles, spring-powered needle injectors and injectors with sheathed needles, sometimes referred to as safety syringes. Our needle-free injection systems also compete with other needle-free injection devices. Currently, competition in the needle-free injection market is limited to other small companies with modest financial and other resources because the barriers to entry are currently low. However, additional competitors could enter the needle-free injection systems market, including companies with substantially greater resources and experience than we do. We cannot assure you that we will be able to compete effectively against current or future competitors in the needle-free injection market. Competition in this market could also force us to reduce our prices below currently planned levels which would affect our revenues and profitability.

THE DEVELOPMENT OF NON-INJECTION DRUG DELIVERY SYSTEMS COULD DECREASE OUR PROFITABILITY

     Injection is generally used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally, transdermally (through the skin) or pulmonarily (through the lungs). Many companies, both large and small are engaged in research and development efforts on novel techniques aimed at delivering such drugs without injection. For example, in 1998, Pfizer, Inc. announced that its device to inhale insulin was successful in human trials and is competing with several other large companies to develop this device. The successful development and commercial introduction of a non-injection technique would likely have a material adverse effect on our business, results of operations and profitability.

WE MAY NOT BE ABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing the proprietary right of others, both in the United States and abroad. The patent positions of medical technology companies generally involve complex legal and factual questions. We hold two U.S. patents related to our needle-free injection system and we have applied for nine foreign patents. On April 12, 2000, we announced that ESI had filed a patent application for a new single use, disposable, needle-free injector. We may also apply in the future for patent protection for other uses, processes, products and systems that we develop. There can be no assurance that any patent that we apply for will be issued, or that any patents issued will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide any competitive advantage. We may incur substantial costs in defending any patent or license infringement suits or in asserting any patent or license rights, including those granted by third parties, the expenditure of which we might not be able to afford. An adverse determination could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that we could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on our business and profitability.

WE WILL DEPEND ON REIMBURSEMENT FROM THIRD PARTIES FOR A SUBSTANTIAL PORTION OF OUR REVENUES

     A substantial portion of our current and proposed products are to be purchased by patients, managed care organizations and medical facilities which provide healthcare services to their patients. Currently, some insurance companies and other third-party payers reimburse the cost of needle-free injectors. These companies may refuse reimbursement if they do not perceive benefits from the use of our products or equipment in a particular case. Third-party payers are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payers will not in the future increasingly reject claims for coverage. In addition, there can be no assurance that adequate levels of reimbursement will be available to enable us to achieve or maintain market acceptance of our products or maintain price levels sufficient to realize profitable operations. Furthermore, there is a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. We believe that our market success will depend upon obtaining favorable contracts and receiving timely reimbursement for our products and services from such programs and carriers. We are also subject to the reimbursement policies of private and governmental healthcare payers in foreign countries with respect to our international sales.

WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

     Our future growth and profitability depend in part on our ability to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. We are in the "high tech" end of the health care industry. This industry has been historically marked by very rapid technological change and the frequent introductions of new products. There is no assurance that we will be able to develop new products that will realize broad market acceptance.

THE NATURE OF OUR BUSINESS EXPOSES US TO PROFESSIONAL AND PRODUCT LIABILITY CLAIMS, WHICH COULD MATERIALLY ADVERSELY IMPACT OUR BUSINESS AND PROFITABILITY

     The malfunction or misuse of our medical devices could result in potential injury to physicians' patients, and expose us to potential professional and product liability risks. While we maintain insurance coverage that is customary in our industry in the amounts of $4,000,000 per occurrence and $5,000,000 in the aggregate with a deductible of $5,000, we cannot assure you that claims against us arising with respect to our products or services will be successfully defended or that the insurance carried by us will be sufficient to cover liabilities arising from such claims. Further, as the result of either adverse claim experience or of medical device or insurance industry trends, we may have difficulty in the future obtaining product liability insurance or be forced to pay very high premiums, and we cannot assure you that insurance coverage will continue to be available to us on commercially reasonable terms or at all. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, results of operations and profitability.

THE LOSS OF CERTAIN MEMBERS OF OUR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS

     Our success will be highly dependent on the continued efforts of our new President, Chairman of the Board and Chief Executive Officer, Joseph R. Nelson. Competition for highly skilled individuals such as Mr. Nelson is intense, and there can be no assurance that we will be successful in attracting and retaining key personnel in the future. Our failure to do so could adversely affect our business and financial condition. We presently do not carry "key-man" insurance on the life of any of our officers or employees.

OUR SUCCESS WILL DEPEND ON BROAD MARKET ACCEPTANCE OF OUR NEEDLE FREE DRUG INJECTOR SYSTEM

     We believe that we will achieve and sustain profitable operations only after our needle-free injector system gains market acceptance as an alternative to needle injections and the commencement of an automated production process. Needle-free injection systems of other companies have had only limited success competing with traditional needles and syringes. We believe this is due primarily to the size, cost and complexity of use of the systems that have been previously marketed. Our improvements in the functionality and design of the INJEX(TM) System may not adequately address the actual or perceived complexity of using needle-free injection systems or adequately reduce the cost. We cannot assure you that we be successful in our efforts to market our needle-free injection systems or that it will ever gain sufficient market acceptance to sustain profitable operations.

THE GROWTH OF OUR BUSINESS DEPENDS UPON OUR ABILITY TO OBTAIN LICENSING ARRANGEMENTS WITH PHARMACEUTICAL AND MEDICAL DEVICE COMPANIES TO COVER THE DEVELOPMENT, MANUFACTURE AND USE OF OUR NEEDLE-FREE INJECTION SYSTEM

     We believe that the introduction and acceptance of our INJEX(TM) System depends in part upon our success at obtaining licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture or use of the system with specific parenteral drug therapies. We anticipate that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the system with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the systems for these drug therapies either worldwide or in specific territories. We cannot assure you that we will be successful in executing agreements with pharmaceutical or medical device companies or that such agreements if entered into will result in the sale of our needle-free injection systems. As a result of these agreements, our success would be dependent also upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources that the participating pharmaceutical and medical device companies would devote to these efforts are not within our control, and these pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of FDA or other approvals and intellectual property litigation which would negatively affect the marketing and sales of our needle-free injection product for those uses.

OUR LIMITED MANUFACTURING RESOURCES COULD PREVENT US FROM SATISFYING OUR ANTICIPATED COMMERCIAL DEMAND FOR OUR PRODUCTS

     To date, our manufacturing experience with our needle-free injection system has involved only the assembly of products in limited quantities. We recently entered into a $3.2 million dollar memorandum of understanding with a view towards a final agreement with Nypro Inc., a leading worldwide manufacturer of precision injection molding for the healthcare industry to build and operate automated, low-cost production systems to supply the component parts of the INJEX(TM) System. In the course of developing the manufacturing and production methods, difficulties may be encountered, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. We cannot assure you that our needle-free injection systems will be produced and manufactured successfully.

WE WILL BE DEPENDENT ON OUR THIRD PARTY SUPPLIERS FOR THE PRODUCTION OF COMPONENT PARTS

     We cannot assure you that we will come to agreement with suppliers capable of delivering adequate quantities of components within a reasonable period of time, on acceptable terms or at all. Although we have determined the companies that we will use as our suppliers for the component parts of our needle-free injection system, regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on our ability to manufacture and market our products.

THERE IS ONLY A VOLATILE LIMITED MARKET FOR OUR COMMON STOCK

     Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. Our common stock is listed on the over-the-counter bulletin board and is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. Since August 1, 1998, the common stock traded from a high of $9.00 to a low of $0.72. See "MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock.

WE HAVE A SUBSTANTIAL AMOUNT OF STOCK THAT WILL BECOME AVAILABLE FOR RESALE UNDER RULE 144 AND OTHER REGISTRATION STATEMENTS.

     All of the shares being registered for sale on behalf of the selling stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. We have filed a registration statement to register these restricted shares for sale into the public market by the selling stockholders. On March 24, 2000 our Registration Statement on Form SB-2 (File No. 333-75399) (the "March Registration") to register the resale by selling stockholders of 5,047,919 shares of common stock was declared effective. On January 4, 2000, our Registration Statement on Form SB-2 (File No. 333-58937) (the "January Registration") to register the resale by other selling stockholders of 5,817,140 shares of common stock and 50,000 warrants to purchase shares of common stock was declared effective. All of the shares and warrants registered in the March Registration and January Registration were also "restricted securities" as that term is defined in Rule 144 of the Securities Act. These securities, if sold in the market all at once or at about the same time could depress the market price during the period this registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this Prospectus will remain as "restricted shares" in the hands of the holder, except for those held by non-affiliates for a period of two years, calculated pursuant to rule 144.

WE HAVE NEVER PAID DIVIDENDS AND WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE

     We do not believe that we will pay any dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would expect that all of such earnings would be retained to support our business.

SHARES ELIGIBLE FOR FUTURE SALE COULD NEGATIVELY AFFECT YOUR INVESTMENT IN US

     At July 31, 2000, we had an aggregate of 3,548,360 shares of common stock reserved for the exercise of options and warrants, including the options for 180,000 shares covered by this Registration Statement.

WE ARE SUBJECT TO PENNY STOCK REGULATIONS AND RESTRICTIONS

     The SEC has adopted regulations, which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of September 5, 2000, the closing price of our common stock was $3.1875 per share and therefore, our common stock would be designated a "Penny Stock." If our common stock is designated a Penny Stock, our common stock may become subject to Rule 15g-9 under the Exchange Act or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

     For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

     There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CHARTER

     Certain provisions of our Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could make it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of us. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the common stock. These provisions could also inhibit fluctuations in the market price of the common stock that could result from takeover attempts. The Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying or preventing a change in control. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

THE ACCURACY OF FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS IS UNCERTAIN.

     This prospectus contains certain forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to certain risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

     * our ability to raise additional capital when needed or on acceptable terms;

     *    the acceptance of our products and services by the medical profession;

     * our ability to obtain regulatory approvals for the devices that we develop;

     *    our ability to mass produce ampule components for the INJEX(TM)System;

     * our ability to retain the proprietary nature of the technologies that we develop; and

     * other factors discussed above under the heading "Risk Factors" and elsewhere in this prospectus.

     We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS
                                 ---------------

     The stockholders listed elsewhere in this prospectus will sell the common stock being offered hereby, and we will not receive any of the proceeds from the sales, except for the proceeds of $630,000 from the exercise of 180,000 common stock options underlying shares of common stock included in this registration statement. We will bear the cost of the registration statement, which we expect will be approximately $50,000.

                                 DIVIDEND POLICY

     We have never declared dividends or paid cash dividends. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                            MARKET PRICE INFORMATION
                            ------------------------

                            MARKET FOR THE COMPANY'S
                  COMMON STOCK AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET AND MARKET PRICES
----------------------------------

     Our common stock is traded in the over-the-counter market on the OTC Electronic Bulletin Board under the symbol INJX. The following table sets forth for the indicated periods the high and low bid prices of the common stock for the two fiscal years ended July 31, 2000 and for the period from August 1, 2000 through September 5, 2000. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

 FISCAL PERIOD   FISCAL YEAR ENDING    FISCAL YEAR ENDING   FISCAL YEAR ENDED
                      7/31/01              7/31/00               7/31/99
--------------------------------------------------------------------------------
                 High        Low       High        Low      High        Low
--------------- ---------- ---------- --------- --------- ---------- -----------
 First Quarter    $3.875*   $2.875*     $1.34       $.72     $4.31        $2.38
--------------- ---------- ---------- --------- --------- ---------- -----------
Second Quarter                          $3.94        .75      2.31          .88
--------------- ---------- ---------- --------- --------- ---------- -----------
 Third Quarter                          $9.00       3.25      2.50          .84
--------------- ---------- ---------- --------- --------- ---------- -----------
Fourth Quarter                          $6.44       2.88      2.56         1.03
--------------- ---------- ---------- --------- --------- ---------- -----------
     * Through August 21, 2000

     See the cover page of this prospectus for the last sales price of the common stock reported on the OTC Electronic Bulletin Board as of a recent date.

APPROXIMATE NUMBER OF HOLDERS OF OUR COMMON STOCK

     On July 31, 2000, there were approximately 186 stockholders of record of our common stock. We believe that a substantial amount of the shares are held in nominee name for beneficial owners.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto and the other financial information appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning underlying assumptions and other statements which are other that statements of historical facts. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially. The Company's expectations and beliefs are expressed in good faith and are believed by the Company to have a reasonable basis but there can be no assurance that management's expectations, beliefs or projections will be achieved or accomplished. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under "Risk Factors", as well as factors discussed elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

OVERVIEW
--------

     In the past, our ability to achieve our financial goals has been negatively impacted by our working capital deficiency. This has changed as a result of the net proceeds we realized of approximately $11 million from the sale of the shares we sold in Rosch AG's initial public offering (IPO) of its common stock in February 2000. We realized total net proceeds of approximately $14 million as a result of the various sales of our ownership in our German affiliate, Rosch AG throughout the past year. On August 29, 2000, we announced that we had sold 332,000 additional shares of Rosch AG stock, realizing proceeds in excess of $10 million from this sale. We retain an ownership stake of 19.52% in Rosch AG. Although our ownership of Rosch AG has declined from the 50.01% we owned in September 1999, we believe that our present ownership stake continues to provide us with a significant stake in the European market for the INJEXTM System.

     The recent infusion of working capital from the sale of a portion of our ownership in Rosch AG has allowed us to aggressively pursue our goal of a full scale market introduction of the INJEXTM System. We received clearance from the U.S. Food and Drug Administration (FDA) 510(k) clearance to market the system in the United States. On June 22, 2000, we announced that we were going to apply to the FDA to market the INJEX(TM) System for "over the counter" use. On July 17, 2000, we commenced the launch of the INJEX(TM) System in the United States.

     During the three months ended April 30, 2000, we entered into a $3.2 million dollar memorandum of understanding with a view towards a final agreement with Nypro Inc., a leading worldwide manufacturer in precision injection molding for the healthcare industry to build and operate automated, low-cost production systems to supply the component parts of the INJEX(TM) System product necessary to meet market demand. We have also added operating and sales executives, hired nearly all of a 50-person dedicated sales force and forged alliances with outside firms for assistance in the areas of public relations and diabetes education. In addition, we made significant investments in marketing materials, including product literature and a new logo. In addition, we appointed Randy Nelson, former head of U.S. marketing for Eli Lilly's $1 billion diabetes care business, as our new President, Chief Executive Officer and as a director. In March 2000, we announced that Dr. James r. Gavin, a past president of the American Diabetes Association, joined the Company's Board of Directors. These achievements put us in a position to launch the INJEXTM System on July 17, 2000.

COMPARISON OF THE THREE AND NINE MONTHS ENDED
APRIL 30, 2000 AND APRIL 30, 1999

RESULTS OF OPERATIONS
---------------------

     Net sales for the three and nine month periods ended April 30, 2000 were $-0- and $802,000, respectively, compared to $1,756,000 and $6,132,000 for the three and nine month periods ended April 30, 1999, respectively. Cost of sales for the three and nine month periods ended April 30, 2000, were $-0- and $502,000, respectively, compared to $1,343,000 and $4,024,000 for the three and nine month periods ended April 30, 1999, respectively. The decrease in net sales and cost of sales is attributable to three major factors: (1) the sale of our audiometrics business assets in April 1999 resulted in a decrease in sales of approximately $31,000 and $618,000 for the three and nine month periods, respectively, as compared to the same period in the prior fiscal year; (2) our shift in focus towards the INJEXTM System, and away from the intraoral dental camera equipment market served by our wholly-owned subsidiary, Dynamic Dental Systems (DDS), coupled with DDS' poor financial performance, and the inability to secure a buyer for DDS, led to our decision to cease DDS' operations during the three months ended January 31, 2000, resulting in net sales of DDS for the three and nine months ended April 30, 2000 decreasing by $254,000 and $1,078,000, respectively; and (3) our change from the consolidation basis to the equity method of accounting for Rosch AG, resulted in a change in the method of reporting the operations of Rosch AG in the Company's Consolidated Statements of Operations. Under the consolidation basis, the Rosch AG Statement of Operations is consolidated with the Statement of Operations of the Company. Under the equity method of accounting, our Statement of Operations only reflects our share of the net income or loss of Rosch AG as a separate component of our Statement of Operations. As a result, the Statements of Operations for the three and nine months ended April 30, 2000 do not include the net sales and cost of sales of Rosch AG, whereas the Statements of Operations for the three and nine months ended April 30, 1999 include Rosch AG net sales of $1,306,000 and $3,959,000, respectively.

     Selling, general and administrative expenses for the three and nine month periods ended April 30, 2000 were $3,248,000 and $5,624,000, respectively, compared to $1,765,000 and $5,616,000, respectively, for the comparable prior year periods. The increase for the three months ended April 30, 2000 is due primarily to the recognition of approximately $1 million for compensation associated with common stock issued to two executives of the Company in accordance with the terms of their respective employment agreements. Other increases resulted from an increased number of employees at the Company's wholly-owned subsidiary, Equidyne Systems, Inc. (ESI), recruiting fees associated with the hiring of 50 new ESI sales representatives, and increased market research activity. This increase reflects the impact of the sale of our audiometrics business assets in April 1999, and cost savings associated with ceasing the operations of DDS. The change in accounting method described above resulted in a reduction in the selling, general and administrative expense reported in the consolidated Statement of Operations for the three and nine month periods of $560,000 and $1,616,000, respectively. Also contributing to the net change was a reduction for the three and nine month periods ended April 30, 2000 of approximately $295,000 and $964,000, respectively of amortization expense due primarily to deferred compensation recognized in connection with the acquisitions of DDS and ESI. These expenses became fully amortized during the fiscal year ended July 31, 1999.

     Research and development expenses for the three and nine months ended April 30, 2000 were $315,000 and $676,000, respectively, compared to $78,000 and $283,000, respectively, for the comparable prior year periods. The increase reflects the availability of working capital to the Company and management's decision to allocate a greater portion of our resources towards the development of high-volume, automated production tools and improved product features.

     Net income for the three and nine month periods ended April 30, 2000 was $7,987,000 and $7,280,000, respectively, compared to a net loss of $4,933,000 and $7,575,000, respectively, for the same periods in the prior fiscal year. The change is primarily the result of the gains recognized on the partial sales of our ownership in Rosch AG, which were $10,819,000 and $12,684,000 for the three and nine months ended April 30, 2000, respectively. The sale of the audiometrics business assets in April 1999 and ceasing the operations of DDS also caused reductions to our net losses for the periods, as both operations incurred significant losses during the three and nine months ended April 30, 1999. The net income for the three and nine month periods ended April 30, 2000 were further increased by the recognition of a net income tax benefit of $781,000 relating primarily to a reduction in our valuation allowance against a portion of our deferred tax assets. The increase in net income for the three and nine months ended April 30, 2000 was also offset by increased costs (described above) incurred in connection with ESI and its preparation for full-scale U.S. market introduction of the INJEXTM System.

COMPARISON OF FISCAL YEARS ENDED
JULY 31, 1999 AND JULY 31, 1998

RESULTS OF OPERATIONS
---------------------

     Consolidated net sales were $6,789,000 for the fiscal year ended July 31, 1999 ("Fiscal 1999") compared to $7,025,000 during the fiscal year ended July 31, 1998 ("Fiscal 1998"). During Fiscal 1999, we experienced decreased sales of our audiometrics products, until April 1999, when the assets associated with the audiometric product line were sold. As a result, revenue from audiometrics product sales decreased from $1.6 million in Fiscal 1998 to $600,000 in Fiscal 1999. This decrease was partially offset by the May 1998 acquisition of DDS, which resulted in inclusion of a full year of sales for DDS (approximately $1.1 million) in Fiscal 1999, as compared to three months of sales for DDS (approximately $600,000) in Fiscal 1998. In addition, the sales of Rosch GmbH increased during Fiscal 1999 by approximately $200,000.

     Net loss for Fiscal 1999 was $9,861,000, or $1.39 per share, compared to a net loss of $3,674,000, or $1.01 per share, for Fiscal 1998. The Fiscal 1999 net loss includes a non-cash charge of approximately $3.2 million representing a write-off of the unamortized goodwill associated with DDS. As discussed in Note 3 to the consolidated financial statements, this write-off was based primarily upon revised estimates as to the expected sale price which could be obtained by selling the outstanding DDS common stock, as well as the expected future financial results of DDS. These revised estimates were based upon our efforts to sell DDS, as well as DDS' recent operating results. The overall increase in net loss in Fiscal 1999 is also attributable to increased selling, general and administrative expenses (see below), and was partially offset by license fee revenue of $576,000 recognized by ESI during Fiscal 1999. License fee revenue represents fees paid for exclusive distribution rights to the INJEX(TM) System in specific geographic areas.

     Cost of sales, as a percentage of net sales, for Fiscal 1999 were 75.2% versus 66.8% for Fiscal 1998. The increase in cost as a percentage of sales can be attributed to the product mix, which included sales of DDS for twelve months of Fiscal 1999 as compared to three months for fiscal 1998. As our sales mix became more significantly related to dental camera products, and as costs of sales for dental camera products is greater than for other product lines, as expected, costs of sales as a percentage increased.

     Selling, general & administrative expense (SG&A) and research and development expense increased in Fiscal 1999 over Fiscal 1998. The $2,722,000 increase in SG&A expenses is due to the acquisitions of DDS and ESI which took place in the fourth quarter of fiscal 1998, and thus only three months of expenses for these subsidiaries were included in the consolidated financial statements for Fiscal 1998, as compared to a full year for fiscal 1999. Throughout fiscal 1999, we began to shift our focus towards ESI's INJEX(TM) System, and by the fourth quarter, the INJEX(TM) System became our focus. As a result, the expenses related to ESI increased significantly in all areas. Headcount was increased, additional consulting services were purchased, and a second operating facility was added as we began to build the infrastructure necessary to achieve our goal of bringing the INJEX(TM) System to market. Research and development expense also increased by approximately 220% as a result of these efforts. These increases in SG&A were partially offset by decreases resulting from the sale of the assets associated with the audiometrics product line in April 1999. In anticipation of this sale, audiometrics headcount reductions took place beginning January 1999, and the audiometrics operating facility lease was terminated.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     Our working capital (deficit) at April 30, 2000 was $7,727,000, compared to $(1,262,000) at July 31, 1999. The increase of approximately $9 million primarily resulted from the proceeds from the sales of a portion of our ownership in Rosch AG of approximately $11.1 million, partially offset by the net effect of our operating losses. In addition, the change in the accounting treatment for our investment in Rosch AG from consolidation basis to equity method had the impact of removing the working capital of Rosch AG from our consolidated balance sheet. Rosch AG's working capital at July 31, 1999 was approximately $400,000.

     We significantly improved our working capital position, and currently have sufficient working capital to sustain ourselves through at least the next twelve months. Of the proceeds from the IPO described above, $700,000 was used to pay-off our $700,000 note payable outstanding at January 31, 2000. The balance of the proceeds are being used to fund the acquisition of the high-volume, fully-automated production tools that are necessary to fill the anticipated demand for the INJEXTM System. In addition, the funds are being used to build the infrastructure necessary to support the business, including the hiring of a full-time dedicated sales force, a customer support team, and various other personnel requirements. The proceeds are also being used to implement strategic marketing initiatives, continued research and development initiatives, and general corporate purposes.

EURO CURRENCY CONVERSION
------------------------

     We are aware of and have developed systems designed to handle the introduction of the Euro as an effective currency in Europe. Although our management believes the systems that have been implemented are sufficient for us to be able to process Euro denominated transactions, there can be no assurances that such systems will actually function as designed. If they do not function as designed, our financial results could be adversely affected. To date, we have not encountered any significant processing issues related to the introduction of the Euro. The introduction of the Euro has not materially affected the manner in which we conduct our operations, nor has it required us to alter any of our significant contracts. The introduction of the Euro has affected the value of our holdings and investment in Rosch AG. Rosch AG's value is maintained on a Euro basis on the Neuer Market, a segment of the Frankfurt Stock Exchange.

                                    BUSINESS

     We are engaged in developing, manufacturing and selling needle-free drug delivery systems. In January 1999, we announced our intention to focus upon the needle-free drug delivery system and to dispose of our other product lines. Rosch AG, will continue to market and distribute intraoral dental cameras and related products, but will focus primarily on the needle-free drug delivery system in Europe. Through a series of transactions commencing in July, 1999, our ownership of Rosch AG has declined from the 50.01% we owned in September 1999 and is currently 19.52%. Effective January 14, 2000, Rosch GmbH became Rosch AG, a stock company.

     At the Company's Annual Meeting of Stockholders on December 29, 1999, our stockholders approved a change in our corporate name to Equidyne Corporation from American Electromedics Corp. In January 1999, the Company announced its intention to focus on the needle-free injection system developed by its subsidiary, Equidyne Systems, Inc. In April, 1999, the Company sold certain assets of its audiometric business, including all trademarks, patents and other rights associated with the audiometric business and also the name "American Electromedics." Pursuant to the sale of the audiometric sale agreement, the Company agreed to change its name from American Electromedics Corp. Our Management believes that the name change is in the best interests of the Company and its shareholders because the new name reflects the Company's primary subsidiary and principal line of business. Our Management also believes that, in addition to the requirements of the audiometric sale agreement and notwithstanding the goodwill associated with the Company's prior name, the corporate name change will broaden the appeal of the Company among potential customers, suppliers and the investment community. There can be no assurance that the new corporate name will attract a broader range of customers, or that the name change will not create confusion that will cause the Company to lose market support.

RECENT DEVELOPMENTS
-------------------

     On January 5, 1999, we announced a change of our business direction. We decided to focus our business resources on the INJEX(TM) System of Equidyne Systems, Inc. To affect this change in direction, we sold substantially all of our assets connected with our audiometric equipment product line in April 1999.

     Sale of Audiometric Business Assets. In April 1999, we completed a sale of substantially all of our assets connected with our audiometrics business, pursuant to an Assets Purchase Agreement for a total sale price of $625,000. These assets consisted mainly of our domestic audiometric inventory, as well as all patents, trademarks and other rights associated with the audiometrics business, including the name "American Electromedics". As a result, we are no longer in the business of selling audiometric medical devices.

     Rosch AG Medizintechnik. Effective January 14, 2000, Rosch GmbH became Rosch AG, a stock company. On July 8, 1999, a Germany-based investment-banking firm contributed capital amounting to $1.5 million into Rosch AG, obtaining an approximate 25% share of this subsidiary. This investment was followed by the sale of all of our European rights, patent applications and trademarks associated with the INJEX(TM) System to Rosch AG for $750,000. As a result, Rosch AG will conduct all development, manufacturing and marketing of the INJEX(TM) System in the European market. Effective January 14, 2000, Rosch GmbH became Rosch AG, a stock company.

     The investment banking firm made a second investment in Rosch GmbH in September 1999. This investment consisted of two parts. The first was an additional capital contribution in the amount of $1.6 million. The second part was a direct purchase of ownership in Rosch GmbH from us for an additional $1.6 million. This investment further reduced our ownership percentage to 50.01%.

     In November 1999, we completed an additional sale of 5% of Rosch GmbH to Jim Fukushima (see below). This sale resulted in our reducing our ownership percentage to 45.01%.

     On December 16, 1999, we announced that Synergy 1 Life Science, a medical technology investment fund based in Heidelburg, Germany had made a capital contribution to Rosch GmbH. Synergy invested 5 million Deutsche Marks ($2.6 million) directly into Rosch GmbH and, as a result, received a 5.55% ownership interest. In addition, we sold an additional 1.11% of Rosch GmbH to Synergy for 1 million Deutsche Marks ($520,000) in December 1999.

     On January 14, 2000, Rosch GmbH Medizintechnik became Rosch AG, a stock company. On February 24, 2000, Rosch AG completed an Initial Public Offering
(IPO) of its shares on the Neuer Market, a segment of the Frankfurt (Germany) Stock Exchange. Rosch AG sold 1,263,950 newly issued shares in the IPO, which, along with the Company's sale of certain of its shares of Rosch AG in the IPO, reduced the Company's ownership of Rosch AG from 41.43% to 26.43%. We received proceeds of approximately $11 million from the sale of our shares of Rosch AG common stock, and will recognize a pre-tax gain of approximately $10.8 million. On August 29, 2000, we announced that we had sold 332,000 additional shares of Rosch AG stock, reducing our ownership of Rosch AG stock to 19.52%. We received proceeds in excess of $10 million from this sale.

     Equidyne Holdings. On August 25, 2000, we formed Equidyne Holdings, as a Massachusetts business trust for the purpose of acting as a holding company for the shares we own of Rosch AG. We own 100% of the capital stock of Equidyne Holdings, which was issued to us in exchange for our transfer of our Rosch AG shares to Equidyne Holdings in a tax-free transaction.

     On July 17, 2000, the marketing launch of the INJEX(TM) System began in the United States. In anticipation of this event, we expanded our direct sales force to more than 50 individuals, and are planning an increase in our sales force throughout the next year. We retained a national search firm to assist us in identifying and hiring new sales personnel.

     On August 1, 2000, we announced that our Board of Directors approved a plan that would allow the Company to purchase, over the next six months, up to 1,000,000 shares of its common stock on the open market from time to time at management's discretion, based upon market conditions.

     Redemptions of Preferred Stock. In November 1999, we executed an agreement with the holders of the Series B Convertible Preferred Stock whereby all such outstanding shares were redeemed, and all accrued and unpaid dividends, penalties and redemption premiums were deemed paid in exchange for a total payment of $1,170,000 plus 369,000 shares of our common stock.

     Also, in November 1999, we entered into an agreement with the holder of the Series A Convertible Preferred Stock under which we made a cash payment of $840,000, issued 2,228,312 shares of our common stock and entered into an interest-free secured promissory note for $1,050,000 due in full on April 30,

1999, in exchange for all outstanding shares of Series A Convertible Preferred Stock and all outstanding accrued dividends.

     Private Placements of Common Stock. During the three months ended April 30, 2000, we closed a private placement of 62,500 shares of common stock with six "accredited investors", as such term is defined in Regulation D under the Securities Act, for a total of $250,000. In addition, we issued 2,051,405 shares of common stock pursuant to the exercise of outstanding stock options and warrants, and issued 150,000 shares of common stock to two executives pursuant to the terms of their respective employment agreements.

     On November 15, 1999, we entered into an agreement with Jim Fukushima, who is one of our directors, in which Mr. Fukushima received 800,000 shares of our common stock, a three-year warrant to purchase up to 300,000 additional shares of common stock at an exercise price of $2.00 per share, and a 5% ownership interest in Rosch GmbH, in exchange for a payment of $2,000,000. In addition, on November 17, 1999, we sold 1,333,333 shares of our common stock to Concord for a total price of $1,000,000.

     During the three month period ended October 31, 1999, we closed one private placement for 133,334 shares of our common stock for $100,000, and issued 60,000 shares of our common stock, plus a five-year warrant to purchase up to 20,000 shares of our common stock at an exercise price of $1.25 per share, as consideration for $75,000 of prior services. These transactions were with "accredited investors", as such term is defined in Regulation D under the Securities Act.

NEEDLE-FREE INJECTION SYSTEMS
-----------------------------

     In May 1998, we acquired Equidyne Systems, Inc., a California corporation
(ESI), based in San Diego, California. Through ESI, we are in the business of developing, manufacturing and marketing its INJEX(TM) needle-free injector system, a hand-held, spring-powered device that injects drugs from a needle-free syringe through the skin as a narrow, high-pressure stream of liquid. The name INJEX(TM) is a registered trademark of ESI. The INJEX(TM) System eliminates the need to pierce skin with a sharp needle thus eliminating the risk of potentially contaminated needle stick incidents and the resulting blood-borne pathogen transmission. The INJEX(TM) System is significantly smaller, easier to use, less expensive and more comfortable than previous needle-free injection systems marketed by ESI's competitors. We believe that the key to widespread market acceptance of the INJEX(TM) System will depend on our ability to compete on the basis of the foregoing criteria.

     The INJEX(TM) System consists of three components: (i) a pen-sized reusable jet injector, (ii) a reset box which also acts as a carrying case and (iii) a plastic, sterile, disposable ampule which contains the medication fluid. We also produce a full-range of accessories, which allow the INJEX(TM) System to be used with all standard medication containers.

     Currently, we have adequate manufacturing capacity in place for the injector pens and reset boxes, and intend to expand our manufacturing capacity as necessary in order to meet current and expected future demand. We do not possess the internal manufacturing capacity for the ampules required for utilization of the INJEX(TM) System, instead we subcontract the production of ampules to specialized contract manufacturers. Our subcontractors currently have in place limited production capabilities for the ampules, and are currently expanding production capacity. Our ability to increase capacity is dependent upon our ability to raise the necessary working capital.

     The INJEX(TM) System is currently designed to deliver variable doses of fluid medication from .02 ml to .5 ml. The ampules can be pre-filled by the medication manufacturer for resale through pharmacies or delivered sterilized and empty to be filled by patients or care providers.

     ESI's core technology can be used for many different drug delivery regimens and allows for needle-free injection into the subcutaneous tissue. There are many uses for this product including in the physician's office, hospitals and clinic environments, for self-administered injections by people with diabetes, allergies or human growth disorders and vaccine inoculations such as for polio, tetanus, rabies, flu, etc. The INJEX(TM) System also has applications in the dental and veterinary markets.

     In recent years, increased awareness of the dangers of blood-borne pathogen transmission has led to increased concern about needle safety in hospitals, and for healthcare professionals and their patients. As a result, there is now significant pressure on the healthcare industry to eliminate the risk of contaminated needlestick injuries. The U.S. Occupational Safety and Health Administration has issued various regulations to improve safety, and in 1998, the State of California has enacted healthcare worker safety legislation which requires healthcare providers to evaluate the various uses of needle-syringes in their facilities and to begin using alternative injection systems to protect healthcare worker safety where appropriate. Under the law, healthcare providers can be held liable if a worker becomes infected from a needlestick injury and suitable alternatives to needle-syringes were available but not used.

     ESI holds two U.S. patents for features of the INJEX(TM) System and has received FDA 510(k) clearance to market the system in the United States. ESI began marketing the system in the U.S. on July 17, 2000. ESI will initially market the system through its 50 person direct sales force. ESI is also discussing licensing and joint development agreements with pharmaceutical companies in the U.S. to market the system. On June 22, 2000, we announced that we were seeking FDA approval to market the INJEX(TM) System for "over the counter" use. ESI also has plans to market its products overseas. Currently, it has distribution arrangements for Asia and Mexico.

     Rosch AG will conduct all aspects of developing, manufacturing and marketing the INJEX(TM) System in European markets. Rosch AG received CE-mark approval in September 1999, allowing it to sell the INJEX(TM) System directly over-the-counter, and sales of the system commenced in January 2000.

INTRAORAL DENTAL CAMERAS AND
----------------------------
RELATED PRODUCTS
----------------

     Our partially-owned investment in Germany, Rosch AG, markets and distributes intraoral dental camera systems and related dental products in Europe. We used to sell these products in the U.S. through our wholly-owned subsidiary, Dynamic Dental Systems (DDS). As noted above, in January 1999, we announced our intention to divest our ownership of DDS, in order to focus on the continued development and marketing of the INJEX(TM) System and DDS has ceased its business operation. Rosch AG continues to sell dental products in Europe.

DIAGNOSTIC AUDIOMETRIC MEDICAL DEVICES
--------------------------------------

     Historically, our business was based primarily on the development, manufacture and sale of four different models of Tympanometers(R). However, based upon the change in our strategic direction announced in January 1999, we have sold the assets associated with our audiometrics business in April 1999, and we are no longer involved in the manufacture and sale of audiometrics products.

ROSCH AG MEDIZINTECHNIK
-----------------------

     Our partially-owned investment in Germany, Rosch AG Medizintechnik (Rosch
AG) (formerly Rosch GmbH Medizintechnik) is located in Berlin, Germany. Rosch AG is involved in the marketing and distribution of healthcare products. Rosch AG is concentrating its efforts on the introduction of the INJEX(TM) System into European markets.

     On December 16, 1999, we announced that Synergy 1 Life Science, a medical technology investment fund based in Heidelburg, Germany had made a capital contribution to Rosch AG. Synergy invested 5 million Deutsche Marks ($2.6 million) directly into Rosch AG and , as a result, received a 5.55% ownership interest. In addition, we sold an additional 1.11% of Rosch AG to Synergy for 1 million Deutsche Marks ($520,000) in December 1999.

     Effective January 14, 2000, Rosch GmbH Medizintechnik became Rosch AG, a stock company. On February 24, 2000, Rosch AG completed an IPO of its shares on the Neuer Market, a segment of the Frankfurt (Germany) Stock Exchange. Rosch AG sold 1,263,950 newly issued shares in the IPO, which, along with the Company's sale of a portion of its shares of Rosch AG in the IPO, reduced our ownership of Rosch AG from 41.43% prior to the IPO to 26.43%. The Company received proceeds of approximately $11 million from the sale of our shares, and we will recognize a pre-tax gain of approximately $10.8 million as a result of the sale of our shares in Rosch AG's IPO. On August 29, 2000, we announced that we had sold 332,000 additional shares of Rosch AG stock, reducing our ownership of Rosch AG stock to 19.52%. We received proceeds in excess of $10 million from this sale. We are currently evaluating our investment in Rosch AG and may dispose a portion or all of our remaining investment in Rosch AG in the future.

PRODUCT DEVELOPMENT
-------------------

     We are committed to fund the continued development, manufacturing capabilities and marketing necessary to market the INJEX(TM) System and development of our new single use, disposable, needle-free injector. ESI filed for patent protection of the new injector on April 7, 2000. We are committed to increasing manufacturing capacity based on demand and our working capital.

GOVERNMENT REGULATION
---------------------

     Government regulation in the United States and certain foreign countries is a significant factor in our business. In the United States, our products and our manufacturing practices are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, and by other state regulatory agencies. Under the Act, medical devices, including those we are developing, such as our needle-free injection system, must receive FDA clearance before they may be sold, or be exempted from the need to obtain such clearance. We have already received 510(k) clearance for the INJEX(TM) System. On June 22, 2000, we announced that we were seeking FDA approval to market the INJEX(TM) System for "over the counter" use. The FDA regulatory process may delay the marketing of new systems or devices or substantial changes to the INJEX(TM) System for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect us. There can be no assurance that we will be able to obtain clearance of any of our future products or any expanded uses of current or future products in a timely manner or at all. Once obtained, FDA clearances are subject to continual review, and if the FDA believes that we are not in compliance with applicable requirements, it can institute proceedings to detain or seize our products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against us and our directors, officers or employees. The FDA may also suspend or withdraw market approval for our products or require us to repair, replace or refund the cost of any product that we manufacture or distribute.

     FDA regulations also require us to adhere to certain "Good Manufacturing Practices" regulations, which include validation testing, quality control and documentation procedures. Our compliance with applicable regulatory requirements is subject to periodic inspections by the FDA. We will need to attain 510(k) clearance for any new medical products which we develop in the future. Compliance with these requirements requires that we expend our time, resources and effort in the areas of production and quality control for itself and for our contract manufacturers. Moreover, there can be no assurance that the required regulatory clearances will be obtained, and those obtained may include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make our ability to be in regulatory compliance more difficult in the future.

     Although we believe that our products and procedures are currently in material compliance with all relevant FDA requirements, the failure to obtain the required regulatory clearances or to comply with applicable regulations would have a material adverse effect on our business, results of operations or profitability.

     Sales of medical devices outside the United States that are manufactured within the United States are subject to United States export requirements, and all medical devices sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA clearance. There can be no assurance that we will be able to obtain regulatory approvals or clearances for our products in foreign countries.

     We have obtained ISO 9001/EN 46001 certification of our quality systems. This certification shows that our procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. This certification, along with European Medical Device Directive certification, evidence compliance with the requirements that allow us to affix the CE Mark to our products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union countries.

PATENTS AND TRADEMARKS
----------------------

     We hold two United States patents and we have applied for nine foreign patents for our INJEX(TM) needle-free drug injection system. On April 12, 2000, we annouced that we had filed a patent application with the U.S. Patent and Trademark Office for a new single-use, disposable, needle-free injector. We also possess certain registered trademarks and copyrights for names we believe are important to our business.

PROPERTIES
----------

     Effective February 15, 2000, our wholly owned subsidiary Equidyne Systems, Inc. relocated its principal offices within San Diego, California, terminating its month-to-month lease, and entering into a new 36-month lease. The new lease provides for monthly rent beginning at $6,282 and increasing annually to $8,077 and $8,301 per month in years two and three, respectively.

     In December 1999, the Company entered into a lease amendment for its Aliso Viejo, California facility, adding new space within the same office complex. The amended lease has a 39 month term, expiring February 2003, and provides for monthly rent of $6,528 through February 2001. Monthly rent for the subsequent two twelve-month periods is fixed at $6,854 and $7,197, respectively.

     In January 2000, the Company relocated from its Amherst, New Hampshire offices to Westford, Massachusetts, entering into a three year lease at the rate of $2,606 per month.

     We believe that these facilities are adequate for our current business needs.

MARKETING
---------

     We plan to market and distribute the INJEX(TM) System for home care applications such as for people with diabetes, allergies, human growth disorders, arthritis, osteoporosis or other diseases involving in home self injections. It also plans to have licensing and joint development agreements with drug companies and manufacturers of injectable pharmaceuticals in the United States and worldwide. We expect that product sales will be directed to pharmaceutical companies, pediatric clinics, infectious disease wards, and outpatient clinics where the threat of an accidental needle stick and patient trauma is highest. Our marketing plan includes making the INJEX(TM) System products available through selected retail pharmacy outlets, based on nation-wide and regional agreements. In addition, we will market the INJEX(TM) Systems to various clinical markets through the formation of strategic alliances with key specialty medical device dealers throughout the U.S. Our sales force will initially call on the diabetes market and other markets where medications are self-injected by the consumer. Our marketing plans may change significantly depending on our discussions with drug companies and manufacturers and our success in securing licensing and/or joint development agreements with such entities. We participate in exhibitions at major medical, educational and public health conventions.

     The marketing launch of the INJEX(TM) System began on July 17, 2000 in the United States. In anticipation of this event, we expanded our direct sales force to more than 50 individuals, and are planning an increase in our sales force throughout the next year. We retained a national search firm to assist us in identifying and hiring new sales personnel.

     In September 1998, we entered into an agreement to supply HNS International, Inc., a California corporation, with the INJEX(TM) System for exclusive distribution within Asia and Australia, subject to the distributor selling specified quantities within the territory.

     In August 1998, we entered into an agreement to supply La Sociedad Mercantil Mexicana (LSM) with the INJEX(TM) System for use in LSM's clinic in Baja California, Mexico and for exclusive distribution within that geographic territory, subject to LSM purchasing specified quantities.

MATERIALS
---------

     We have begun manufacturing the INJEX(TM) System for commercial distribution. The INJEX(TM) System's reusable injector pen and reset box are made of a combination of molded plastic and medical-grade stainless steel products. The disposable plastic components of the INJEX(TM) System include the ampule which contains the drug, and the accessories used with medication containers. We have entered into a $3.2 million dollar memorandum of understanding with a view towards a final agreement with Nypro Inc., a leading worldwide manufacturer in precision injection molding for the healthcare industry to build and operate automated, low-cost production systems to supply the component parts of the INJEX(TM) System product necessary to meet market demand.

PRODUCT WARRANTY
----------------

     We plan to offer a one-year warranty on the injector component of our INJEX(TM) System. Rosch AG does not provide any additional warranties for the products it distributes.

EMPLOYEES
---------

     At July 31, 2000, we had 76 employees, 12 of whom were management or administrative personnel, 55 were engaged in sales activities, and 9 were engaged in manufacturing and service related activities. In addition, when necessary, we use independent engineering consultants for design support and new product development.

     None of our employees are covered by collective bargaining agreements. We consider our employee relations to be satisfactory.

COMPETITION
-----------

     The distribution of medical and dental devices is intensely competitive. We compete with numerous other companies, including several major manufacturers and distributors. Most of our competitors have greater financial and other resources than we do. Consequently, such entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to our products. Further, other companies may enter this marketplace. No assurance can be given that we will be able to compete against these other companies which may have substantially greater marketing and financial resources.

     Our INJEX(TM) needle-free injection system will compete with standard needle syringes, safety syringes and other manufacturers of needle-free injection systems. These competitors have been in business longer than we have and have substantially greater technical, marketing, financial, sales, and customer service resources. Becton, Dickinson and Company (BDC) has as much as 85% of the domestic needle syringe market.

     Medi-Ject Corporation, founded in 1979, has previously marketed a needle-free injector system known as the "MediJector," which consists of an injector without a removable or disposable component. Medi-Ject Corporation has entered into various licensing and development agreements with multi-national pharmaceutical and medical device companies covering the design and manufacture of customized injection systems for specific drug therapies.

     Another principal manufacturer of needle-free injection systems is Bioject Medical Technologies, Inc., formed in 1985. Bioject Medical Technologies, Inc. has sold a CO2 powered injector since 1993. The injector is designed for and used almost exclusively for vaccinations in doctors' offices or public clinics. Bioject Medical Technologies, Inc also has acquired Vitajet Corporation, which has introduced a coil spring injector system that incorporates a disposable needle-free syringe.

     Several other companies have needle-free medication delivery systems in various stages of development, which may ultimately compete with the INJEX(TM) System.

     Safety syringes are presently made by a small number of new firms, none of which has a significant share of the total syringe market. BDC also manufactures these devices, but the high cost of safety syringes and the continued problem of controlled disposal has weakened the demand for them.

     We expect to compete with the smaller safety syringe manufacturers and jet injector firms, based on factors such as health care worker safety, ease of use, costs of controlled disposal and patient comfort. We expect that when all costs are considered, the INJEX(TM) System will compete successfully.

                                LEGAL PROCEEDINGS

     On December 10, 1998, Charles S. Aviles, Jr. and Barry Hochstadt, former stockholders, officers and employees of DDS, filed an action in Superior Court of California, County of Orange, against Henry Rhodes, the President and a former shareholder of DDS, DDS and the law firm that had represented DDS and its stockholders during its acquisition by the Company, seeking damages in excess of $1,000,000 and an indeterminate amount of punitive damages and costs arising from the plaintiffs' prior relationships with DDS. On January 13, 1999, the action was removed to the United States District Court for the Central District of California. Following the removal of the action, defendants Henry Rhodes and DDS sought to change the venue of the action to the United States District Court for the Southern District of Georgia, and the defendant law firm filed a motion to dismiss for lack of personal jurisdiction. On July 29, 1999, while these motions were pending, the plaintiffs served the Company with a copy of the complaint. On June 15, 1999, the court denied the defendants' motion to change the venue. In their amended complaint, the plaintiffs are seeking general, special and punitive damages against Mr. Rhodes, DDS and the Company for breach of duty of care, breach of fiduciary duty, self dealing, fraud and deceit, negligent misrepresentation, breach of employment agreement and wrongful termination. On September 21, 1999, Mr. Rhodes, DDS and the Company answered the amended complaint by denying all allegations set forth in the amended complaint and setting forth several affirmative defenses. On November 1, 1999, the court granted the law firm's motion to dismiss that firm as a defendant in this action. However, this action is continuing against the remaining defendants. The Plaintiffs subsequently filed a Second Amended Complaint against the remaining defendants. The parties have completed the depositions in this case and the final written discovery is pending. We expect to file a motion for summary judgment within the next few weeks. Based upon our present knowledge, we believe that the Company and DDS have meritorious defenses to the allegations against them.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER SIGNIFICANT EMPLOYEES
-------------------------------------------------------------

     The following table sets forth certain information concerning our directors, executive officers and other significant employees as of July 31, 2000.

     Name                Age            Position                     Year Became
     ----                ---            --------                      Director
                                                                      ----------
Joseph R. Nelson          47    Director, Chairman of the Board of       1999
                                Directors, President and Chief
                                Executive Officer
Jim Fukushima             55    Vice Chairman and Director               1999
Michael T. Pieniazek      42    Director, Executive Vice President,      1999
                                Chief Financial Officer and Treasurer
Blake C. Davenport        33    Director                                 1997
Marcus R. Rowan           39    Director                                 1996
Dr. James R. Gavin        55    Director                                 2000
Thomas A. Slamecka        59    Director                                 1996

     The terms of the Board of Directors will expire at the next annual meeting of stockholders. Our officers are elected by the Board of Directors and hold office at the will of the Board.

     Joseph R. Nelson became our Chairman of the Board in August 2000, and has served as our President and Chief Executive Officer since December 1999. Mr. Nelson was President and Chief Executive Officer of LXN Corp., a developer and manufacturer of diabetes testing systems located in San Diego, California, from February 1998 through December 1999. From January 1994 through January 1998, Mr. Nelson was Director of Marketing for Eli Lilly & Co.'s U.S. Diabetes Care Business Unit.

     Michael T. Pieniazek has served as our Executive Vice President since December 1999 and has served as our Chief Financial Officer and Treasurer since July 1995. Mr. Pieniazek had served as our President from April 1997 through December 1999 and Secretary from January 1996 to December 1999. From 1987 to 1995, Mr. Pieniazek served in various executive positions, the last having been Executive Vice President and Chief Financial Officer, for Organogenesis Inc., a Massachusetts-based, biotechnology company. From 1980 to 1987, Mr. Pieniazek was an auditor with Price Waterhouse Coopers LLP.

     Jim Fukushima became our Vice Chairman in October 1999. Since 1995, he has been President of HNS International, Inc. which is engaged in the distribution of medical and automotive products.

     Blake C. Davenport has been the President and owner of Davenport Interests, Inc., a private investment company for more than the past five years.

     Marcus R. Rowan has been President of Berkshire Interests, Inc., Dallas, Texas, which specializes in commercial real estate and investments, for more than the past five years.

     Dr. James R. Gavin joined our Board of Directors on March 17, 2000. Dr. Gavin has been a Senior Scientific Officer of the Howard Hughes Medical Institute located in Chevy Chase, Maryland, since 1991. Dr. Gavin is a member of the National Board of Directors of the American Diabetics Association and has served as a past president of this organization.

     Thomas A. Slamecka is a consultant to Mr. Nelson since August 2000 and has served as a director since October 1996. Mr. Slamecka had served as our Chairman of the Board from February 1997 to July 2000. Mr. Slamecka was President of the ConAgra Poultry Company, Inc., Duluth, Georgia, from 1995 to February 1997, and from 1990 to 1994, he was President and Chief Executive Officer of CEEC Inc., Atlanta, Georgia.

     There is no family relationship among our directors or executive officers.

DIRECTOR COMPENSATION
---------------------

     In August 1999, we granted each non-employee director an option for 50,000 shares of common stock exercisable at $1.25 per share vesting after six months and terminating no later than five years from grant. Non-employee Directors are reimbursed for travel expenses but are not otherwise compensated.

     In March 2000, our three non-employee directors were granted options to purchase a total of 145,000 shares of common stock, exercisable at $7.00 per share vesting after six months and terminating five years from the date of grant. In addition, two or our non-employee directors received a total of $300,000 as compensation for services rendered.

COMMITTEES
----------

     The only Board Committee is an Audit Committee consisting of Messrs. Davenport and Rowan. The Audit Committee has general responsibility for oversight of financial controls and for accounting and audit activities of the Company.

                EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to our Company's Chief Executive Officer and all other executive officers who had total compensation in excess of $100,000 during the fiscal years ended July 31, 1999, 1998 and 1997:

                                                    ANNUAL COMPENSATION
                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                                SECURITIES
                                                             OTHER ANNUAL       UNDERLYING
NAME AND PRINCIPAL POSITION        YEAR    SALARY    BONUS   COMPENSATION        OPTIONS
---------------------------        ----    ------    -----   ------------      ------------
Thomas A. Slamecka                 1999   $100,000       --            --         237,985
  Director (1)                     1998    100,000       --            --         618,550
                                   1997    133,374       --            --              --
Michael T. Pieniazek               1999    125,000       --            --         166,334
  President, Chief Financial       1998    125,000       --            --         402,750
  Officer, Secretary, Treasurer    1997    113,000       --            --              --
  and Director (2)
Andy Rosch (3)                     1999    110,565  $49,904            --              --
                                   1998     73,053   34,342            --              --

------------------------
(1) Mr. Slamecka is a consultant to Mr. Nelson since June 2000. Prior to that time, Mr. Slamecka served as our Chairman of the Board since February 1997.

(2) Mr. Pieniazek became President in April 1997 and currently serves as Executive Vice President and Chief Financial Officer and Treasurer.

(3) Mr. Rosch was a Director from December 1997 through March 2000 and serves as Chief Executive Officer of Rosch AG Medizintechnik.

EMPLOYMENT AGREEMENTS

     In December 1999, we entered into an employment agreement with Joseph R. Nelson to serve as President and Chief Executive Officer for an initial term terminating in December 2002, subject to annual renewals. Mr. Nelson receives annual base salary of $250,000, plus an annual profits bonus equal to 5% of the amount that consolidated net after-tax operating profits exceeds $1 million, provided for such year the Company's earns a 12% return on its common stock equity, and may also receive a supplemental bonus. In addition, the Company agreed to make available interest-free loans to Mr. Nelson of up to $150,000, to be forgiven over a three-year period, provided Mr. Nelson remains an employee of the Company. The employment agreement also provided for the grant of options to purchase up to 600,000 shares of common stock at an exercise price of $1.125 per share, which was the fair market value on the date of the grant. Such options vested immediately, subject to continuation of employment for a minimum of six months.

     Mr. Nelson's employment agreement further provides for a lump sum termination payment of the greater of (A) the amount of his then current annual base salary or (B) the continuation of his base salary for the balance of the current term of his employment agreement, plus continuation of health benefits for 12 months. Should the termination result from a change in control of the Company, as defined, the termination payment would be two times Mr. Nelson's then current base salary, plus continuation of health benefits for 12 months.

     As of August 31, 1999, we amended Mr. Slamecka's prior employment agreement so that no further salary or loans would be provided to him. Under this amendment, Mr. Slamecka was granted an option to purchase 250,000 shares of common stock at an exercise price of $1.25 per share, exerciseable six months after grant and terminating after five years. As of January 1, 2000, we entered into an amended and restated employment agreement with Mr. Slamecka to serve as Chairman of the Board for an initial term under the amended and restated employment agreement terminating on December 31, 2003, subject to annual renewals, and his prior employment agreement was terminated. Mr. Slamecka received an annual base salary of $75,000, plus a profits bonus equal to 5% of the amount that consolidated pre-tax profits in excess of $500,000 for the first two years under the amended and restated employment agreement commencing with the fiscal year ending July 31, 2000. This profits bonus is not to exceed $275,000 in the first fiscal year and $785,000 in the second fiscal year. On February 17, 2000, we awarded 100,000 shares of common stock to Mr. Slamecka pursuant to the terms of his amended and restated employment agreement which provided that Mr. Slamecka was entitled to these bonus shares after the price of our common stock exceeded $6.20 per share. Effective August 1, 2000, we announced that Mr. Nelson would replace Mr. Slamecka as Chairman of the Board. Mr. Slamecka has agreed to remain a director of the Company and to serve as a consultant to Mr. Nelson.

     On June 15, 2000, we entered into a termination agreement with Mr. Slamecka, under which Mr. Slamecka's employment with the Company terminated as of the date of the agreement. As noted above, Mr. Slamecka agreed to remain as the chairman of the board through July 31, 2000 and as a director of the Company through December 31, 2000. Mr. Slamecka also agreed to serve as a consultant to the Company without any compensation, other than the reimbursement of his direct, out-of-pocket expenses. As of the effective date of the agreement, Mr. Slamecka was to be paid $46,100 in cash, representing pre-payment of $17,500 for his current annual salary of $75,000 through July 31, 2000, and $28,800 for his annual expenses. Mr. Slamecka was also to be paid $225,000 in cash, representing a lump sum payment in lieu of salary and expenses otherwise payable to him under his prior employment agreement and $220,000 in cash, representing partial payment of the profits bonus for the fiscal year 2000. Mr. Slamecka also remains entitled to any additional amount of the profits bonus for the fiscal year 2000, provided that this bonus will not exceed $275,000. Mr. Slamecka is also entitled to a profits bonus for fiscal year 2001, provided, however, that this bonus not exceed $500,000. In addition, if the Company disposes of additional shares of Rosch AG and receives net proceeds in excess of $5,000,000, the Company shall pay Mr. Slamecka $250,000 in cash, representing partial payment of the profits bonus for fiscal year 2001. Upon a change of control of the Company, then the maximum amount of the profits bonus for fiscal years 2000 and 2001, shall be paid by the Company to Mr. Slamecka. The termination agreement also provides that the Company maintain health insurance for Mr. Slamecka and his spouse through December 31, 2003.

     As of January 1, 2000, we entered into an amended and restated employment agreement with Mr. Pieniazek to serve as Executive Vice President and Chief Financial Officer for an initial term under the amended and restated employment agreement terminating on December 31, 2003, subject to annual renewals, and his prior employment agreement was terminated. Mr. Pieniazek received an annual base salary of $150,000, plus a profits bonus equal to 5% of the amount that consolidated pre-tax profits in excess of $500,000 for the first two years under the amended and restated employment agreement commencing with the fiscal year ended July 31, 2000. This profits bonus is not to exceed $275,000 in the first fiscal year and $785,000 in the second fiscal year. On February 17, 2000, we awarded 50,000 shares of common stock to Mr. Pieniazek pursuant to the terms of his amended and restated employment agreement which provided that Mr. Pieniazek was entitled to these bonus shares after the price of our common stock exceeded $6.20 per share.

     On June 15, 2000, we entered into a termination agreement with Mr. Pieniazek, which provides that Mr. Pieniazek's employment at the Company will terminate on a date chosen by Mr. Pieniazek, but the date was not to be later than October 31, 2000. Mr. Pieniazek will continue to receive his annual base salary of $165,000 determined under his prior employment agreement until the date that his employment with the Company is terminated. In addition, if Mr. Pieniazek's employment is terminated after July 31, 2000, he shall not be entitled to receive a pro rata portion of the profits bonus for Fiscal Year 2001. Upon execution of the termination agreement, Mr. Pieniazek was paid $200,000 in cash, in lieu of any Profits Bonus that may have become payable for any and all fiscal years pursuant to Mr. Pieniazek's prior employment agreements with the Company. On the date that Mr. Pieniazek's employment terminates with the Company, the termination agreement provides that he is entitled to an amount of $400,000 in cash, if the date of employment termination is prior to September 1, 2000, however, the Company may, in its sole discretion, pay Mr. Pieniazek $475,000 in cash, if a new Chief Financial Officer has been chosen to replace Mr. Pieniazek and, in the Company's business judgement, a new successful transition has been made to the new Chief Financial Officer, or $475,000 in cash, if the date of Mr. Pieniazek's employment termination is after September 1, 2000. The termination agreement also provides that the Company will maintain health insurance and dental insurance for Mr. Pieniazek for one year from the date of the termination agreement, except that such coverage will terminate if Mr. Pieniazek becomes eligible to be covered by a similar plan through another employment agreement or consulting arrangement during this period.

     On September 1, 2000, we entered into an addendum to Mr. Pieniazek's termination agreement, which provides that Mr. Pieniazek's employment at the Company will terminate on a date chosen by Mr. Pieniazek, but the date is not to be later than February 28, 2001. In addition, the addendum provides that Mr. Pieniazek is entitled to a profits bonus for fiscal year 2001, provided, however, that this bonus not exceed $500,000. Since Mr. Pieniazek's employment at the Company will in all events terminate prior to the end of Fiscal Year 2001, the amount of Mr. Pieniazek's profits bonus for Fiscal Year 2001, after he is paid the partial payment discussed herein, will equal the amount of the profits bonus that Mr. Pieniazek would have been entitled to receive for the Fiscal Year 2001, multiplied by a fraction, the numerator of which will be the number of days during the Fiscal Year 2001 that Mr. Pieniazek was employed by the Company and the denominator of which shall be three hundred sixty-five
(365). In addition, if the Company disposes of additional shares of Rosch AG and receives net proceeds in excess of $5,000,000, the Company shall pay Mr. Pieniazek $250,000 in cash, representing partial payment of the profits bonus for fiscal year 2001. Upon a change of control of the Company, then the maximum amount of the profits bonus for fiscal year 2001 shall be paid by the Company to Mr. Pieniazek.

OPTION GRANTS

     The following table sets forth certain information regarding grants of stock options made during the fiscal year ended July 31, 1999 to the named executive officers.

                       OPTIONS GRANTED IN LAST FISCAL YEAR
                                                                       POTENTIAL REALIZABLE VALUE
                                                                       AT ASSUMED ANNUAL RATES OF
                               INDIVIDUAL GRANTS                          STOCK APPRECIATION FOR
                                                                              OPTION TERM (2)
              NUMBER OF     % OF TOTAL
              SECURITIES    OPTIONS
              UNDERLYING    GRANTED TO       EXERCISE OR
              OPTIONS       EMPLOYEES IN     BASE PRICE     EXPIRATION
NAME          GRANTED       FISCAL YEAR (1)  ($/SHARE)      DATE           5% ($)    10% ($)
----          -------       ---------------  ------------   -----------    ------    -------
Thomas A.                                                   Dec. 2003/
Slamecka      237,986       42.9%            $0.94-2.25     Apr. 2004      $103,424  $228,334

Michael T.                                                  Dec. 2003/
Pieniazek     166,334       30.0%            $0.94-2.25     Apr. 2004        72,286   159,588

------------------------
(1) Based on an aggregate of 554,320 options granted by the Company to employees in the fiscal year ended July 31, 1999.

(2) Amounts represent hypothetical gains that could achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not intended to forecast possible future appreciation, if any, in the price of the common stock. The gains show are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares.

STOCK OPTION PLAN

     In December 1999, our stockholders approved an amendment to the 1996 Stock Option Plan (the "Stock Option Plan") that increased the number of shares reserved for issuance from 300,000 shares to 700,000 shares pursuant to the exercise of options granted under the Stock Option Plan. The Stock Option Plan is administered by the Board of Directors or an Option Committee. Options granted under the Stock Option Plan are either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services for or on behalf of the Company and its subsidiaries. Options are exercisable as determined at the time of grant except options to officers or directors may not vest earlier than six months from the date of grant, and the exercise price of all the option cannot be less than the fair market value at the date of grant. As of October 31, 1999, stock options to purchase 260,500 shares of Common Stock shares were granted, of which options for 95,500 shares were exercised and options for 165,000 remaining outstanding. Of the 165,000 outstanding options, 125,000 have an exercise price of $1.00 per share and expire from January through February 2003. The remaining 40,000 outstanding options have an exercise price of $4.38 per share and expire in October 2001. Pursuant to employment agreements with Messrs. Slamecka and Pieniazek, the Company has granted stock options to such persons. See "Employment Agreements" herein.

AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table provides information on the value of unexercised stock options owned by the executive officers named in the Summary Compensation Table as of July 31, 1999. No options were exercised in the fiscal year ended July 31, 1999.

                          NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                          OPTIONS AT JULY 31, 1999   IN-THE-MONEY OPTIONS AT
                                                         JULY 31, 1999(1)

     NAME             EXERCISABLE    UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
     ----             -----------    -------------  -----------    -------------
Thomas A. Slamecka        766,535              --       $68,938              --
Michael T. Pieniazek      519,084              --       $46,634              --


------------------------
(1) Fair market value of the common stock on the last trading date of the fiscal year ended July 31, 1999, less the applicable exercise prices, multiplied by the number of shares underlying the options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of July 31, 1999, the Company had loaned Thomas A. Slamecka, at the time the Chairman of the Board, an aggregate of $258,334 pursuant to his employment agreement. The initial employment agreement provided that the Company make available to Mr. Slamecka a loan in the amount of $8,333.33 each month during the initial term of such agreement, which is through March 15, 2001. The loans bear interest at 7% per annum and mature on the earliest of (i) March 2002, (ii) two years after termination of the employment agreement other than termination for cause by the Company or (iii) upon the Company terminating the agreement for cause; provided that the loan would be forgiven (A) if Mr. Slamecka remains in the employ throughout the initial term, (B) the Company terminates the agreement other than for cause, or (C) upon acquisition or change of control of the Company. Mr. Slamecka has the election to repay the loans either in cash or in securities of the Company. Effective July 31, 1999, Mr. Slamecka's employment agreement was amended and the provisions thereof providing for future availability of loans to Mr. Slamecka were eliminated.

     During the fiscal year ended July 31, 1999, the Company entered into a distribution agreement with HNS International, Inc. ("HNS") providing HNS with exclusive distribution rights for the Injex(TM) System throughout Japan and Asia. In April 1999, HNS purchased 500,000 shares of the Company's common stock and was issued warrants to purchase up to 500,000 shares of common stock at an exercise price of $2.50 per share, expiring in April 2002. In September 1999, Jim Fukushima, the President and a principal stockholder of HNS, was elected to the Company's Board of Directors, and he became Vice Chairman in October 1999.

     Effective November 15, 1999, the Company sold to Mr. Fukushima 800,000 shares of common stock at a price of $.50 per share and warrants to purchase up to 300,000 shares of common stock at an exercise price of $2.00 per share exercisable for three years, and also a 5% interest in Rosch AG, through a sub-participation contract with Mr. Rosch, the General Manager of such subsidiary, for an aggregate of $2,000,000.

     As of July 31, 1999, Rosch AG had a loan of approximately $91,000 payable to Andy Rosch. Mr. Rosch served as a Director of the Company from December 1997 until March 17, 2000 and General Manager of Rosch AG. Such loan bears interest at 12% per annum and, for the fiscal year ended July 31, 1999, the Company recognized interest expense of approximately $15,000 thereon.

     In September 1998, the Company entered into a $505,000 line of credit agreement (the "Loan Agreement") with Guardian Financial Services, Inc., a company owned by Mr. Slamecka. The borrowings under the Loan Agreement (the "Loan") were due on demand, bearing interest at a rate of 10% per annum. The Loan was secured by substantially all of the Company's tangible and intangible assets. The Loan Agreement's original expiration date was February 28, 1999, which date was extended to July 31, 1999 for an additional fee of $55,000, or 13% of the outstanding principal balance at February 28, 1999. In addition to such extension fee, interest expense totaling approximately $22,000 was recognized during the fiscal year ended July 31, 1999. All borrowings under the Loan Agreement were paid in full on July 28, 1999, at which time the Loan Agreement was terminated.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of July 31, 2000 concerning
(i) persons known to us to be the beneficial owners of more than 5% of the Company's common stock, (ii) the ownership interest of each of our directors and executive officers listed in the compensation table and (iii) by all directors and executive officers as a group. Note: stock options and warrants are considered presently exercisable if exercisable within 60 days of July 31, 2000.

                                                        BENEFICIAL OWNERSHIP (*)

    NAME                       STATUS                   SHARES        PERCENTAGE
    ----                       ------                   ------        ----------
Jim Fukushima          Director and Vice Chairman     2,205,300 (1)       12.51%

Concord Effekten AG(2) Stockholder                    1,423,333            8.82%

Thomas A. Slamecka     Director and adviser           1,118,258 (3)        6.61%

Joseph R. Nelson       Director, Chairman of the        600,000 (4)        3.59%
                       Board, President and Chief
                       Executive Officer

Michael T. Pieniazek   Director, Executive Vice         481,381 (5)        2.95%
                       President, Chief Financial
                       Officer and Treasurer

Marcus R. Rowan        Director                         362,000 (6)        2.23%

Blake C. Davenport     Director                         120,000 (7)        0.74%

Dr. James R. Gavin     Director                          20,000 (8)        0.12%
================================================================================
All executive officers                                4,906,939 (9)       25.18%
and directors as a group
  (7 persons)

------------------------
* Includes voting and investment power, except where otherwise noted. The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of July 31, 2000 pursuant to stock options, warrants and convertible securities.

(1) Includes indirect beneficial ownership of (i) 705,300 shares and (ii) presently exercisable options for 1,500,000 shares of common stock.

(2) Concord Effekten AG is an investment banking firm based in Frankfurt, Germany, and is publicly traded on the Frankfurt stock exchange under the ticker symbol "CEFF."

(3) Includes indirect beneficial ownership of (i) 321,000 shares and (ii) presently exercisable options for 797,258 shares of common stock.

(4)  Includes presently exercisable options for 600,000 shares of common stock.

(5) Includes indirect beneficial ownership of (i) 276,750 shares and (ii) presently exercisable options for 204,631 shares of common stock.

(6)  Includes presently exercisable options for 135,000 shares of common stock.

(7) Includes indirect beneficial ownership of (i) 20,000 shares and (ii) presently exercisable options for 100,000 shares of common stock.

(8)  Includes presently exercisable options for 20,000 shares of common stock.

(9) Includes presently exercisable options for Common Stock listed in notes 1, 3, 4, 5, 6, 7 and 8 above.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     At the Company's Annual Meeting of Stockholders on December 29, 1999, our shareholders approved an amendment to our certificate of incorporation to increase the amount of shares that we are authorized to issue from 20,000,000 shares to 35,000,000 shares of common stock, $.10 par value, of which 14,561,600 shares were issued and outstanding as of July 31, 2000.

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock voted for the election of directors can elect all of the directors.

     The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock. No dividends have ever been declared by the Board of Directors on the common stock. See "DIVIDEND POLICY." All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The certificate of incorporation authorizes us to issue 1,000,000 shares of Preferred Stock, par value $.01 per share, issuable from time to time in one or more series, having such designation, rights, preferences, powers, restrictions and limitations as may be fixed by the Board of Directors. As of November 30, 1999, no shares of preferred stock were outstanding.

                              SELLING STOCKHOLDERS

     We have agreed with the selling stockholders to register the shares of common stock issued in private placements and shares underlying certain stock option agreements that we had granted. We also agreed to use our best efforts to keep the registration statement effective until all of the shares have been sold. Our registration of the shares does not necessarily mean that the selling stockholder will sell all or any of the shares.

     The following table sets forth, as of July 31, 2000 and upon completion of this offering, information with regard to the beneficial ownership of our common stock and options by each of the selling stockholders. None of the Selling Shareholders are officers or directors of the Company.

     The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this Prospectus will be sold.

                                              AMOUNT OF STOCK                        AMOUNT
                            AMOUNT OF SHARES       OPTIONS                        BENEFICIALLY
                             BENEFICIALLY       BENEFICIALLY                         OWNED
                                 OWNED         OWNED PRIOR TO     SHARES TO BE       AFTER
         NAME(1)           PRIOR TO OFFERING      OFFERING          OFFERED        OFFERING(2)
-------------------------- ------------------ ------------------ --------------- ---------------
Michael A. Chatelier (3)          12,500                             12,500             0
Paul R. Chatelier (3)              6,250                              6,250             0
Jason Chautin (4)                  6,250          25,000             31,250             0
John Dexter Fletcher (3)          12,500                             12,500             0
Eric M. Poh (3)                   12,500                             12,500             0
Howard Tripp (3)                  12,500                             12,500             0
Wall Street Group, Inc. (5)                       30,000             30,000             0
Jeffrey Lamberson (6)                             62,500             62,500             0
Richard Carpenter (6)                             62,500             62,500             0


(1) Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

(2)  Assumes the sale of all shares offered hereby.

(3)  Messrs. Michael A. Chatelier, Paul R. Chatelier, John Dexter Fletcher, Eric
     M. Poh and Howard Tripp received their shares registered hereunder in various private placement transactions.

(4) Mr. Chautin received 6,250 shares registered hereunder pursuant to a private placement and 25,000 shares issuable upon the exercise of options granted under a Stock Option Agreement, dated June 8, 2000 between the Company and Mr. Chautin.

(5)  The Wall Street Group, Inc. is an entity controlled by Donald Kirsch.

(6) Mr. Lamberson and Mr. Carpenter received their options pursuant to a Consulting Agreement, dated June 8, 2000 between the Company and American Financial Communications.


                              PLAN OF DISTRIBUTION

     The selling stockholders have advised the Company that, prior to the date of this Prospectus, they have not made any agreement or arrangement with any underwriters, brokers or dealers regarding the distribution and resale of the shares. If the Company is notified by a selling stockholder that any material arrangement has been entered into with an underwriter for the sale of the shares, a supplemental Prospectus will be filed to disclose such of the following information as the Company believes appropriate: (i) the name of the participating underwriter; (ii) the number of the shares involved; (iii) the price at which these shares are sold, the commissions paid or discounts or concessions allowed to such underwriter; and (iv) other facts material to the transaction.

     The Company expects that the selling stockholders will sell their shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the shares in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent (which compensation may be in excess of customary commissions). The selling stockholders and any broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be underwriters and commissions received by them and any profit on the resale of shares positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurance that any of the selling stockholders will sell any or all of the shares offered by them hereunder.

     Sales of the shares on the OTC Electronic Bulletin Board or other trading system may be by means of one or more of the following: (i) a block trade in which a broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a dealer as principal and resale by such dealer for its account pursuant to this Prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

     The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares at less than market prices may depress the market price of the Company's common stock. Moreover, the selling stockholders are not restricted as to the number of shares which may be sold at any one time.

     Pursuant to the Registration Agreement for the Preferred Stock Private Placement and other agreements by the Company granting certain "piggy-back" registration rights, the Company will pay all of the expenses incident to the offer and sale of the shares to the public by the selling stockholders other than commissions and discounts of underwriters, dealers or agents. The Company and the selling stockholders have agreed to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     The Company has advised the selling stockholders that the anti-manipulative rules under the Exchange Act, including Regulation M, may apply to sales in the market of the shares offered hereby and has furnished the selling stockholders with a copy of such rules. The Company has also advised the selling stockholders of the requirement for the delivery of this Prospectus in connection with resales of the shares offered hereby.

                                  LEGAL MATTERS

     Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Thelen Reid & Priest LLP, New York, New York. This firm owns 25,000 shares of common stock and warrants to purchase 20,000 shares at $1.25 per share exercisable through August 2004.

                                     EXPERTS

     The consolidated financial statements of American Electromedics Corp. (now Equidyne Corporation) and Subsidiaries at July 31, 1999 and 1998, and for each of the two years in the period ended July 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 13 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the Registration Statement, including exhibits, schedule and reports filed as a part thereof. Statements in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedule thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the SEC at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, IL 60661; or Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including the Company. The common stock of the Company is quoted on the OTC Electronic Bulletin Board.

                          AMERICAN ELECTROMEDICS CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

     Report of Independent Auditors..........................................F-2

     Consolidated Balance Sheets as of July 31, 1999 and July 31, 1998.......F-3

     Consolidated Statements of Operations for the years ended
       July 31, 1999 and July 31, 1998.......................................F-4

     Consolidated Statements of Changes in Stockholders' Equity for
       the years ended July 31, 1999 and July 31, 1998.......................F-5

     Consolidated Statements of Cash Flows for the years ended
       July 31, 1999 and July 31, 1998.......................................F-7

     Notes to Consolidated Financial Statements..............................F-8

     Unaudited Consolidated Balance Sheet as of
       April 30, 2000.......................................................F-21

     Unaudited Consolidated Statements of Operations for the three and nine months ended April 30, 2000 and 1999............................F-22

     Unaudited Consolidated Statements of Cash Flows for the
       nine months ended April 30, 2000 and 1999............................F-23

     Notes to Unaudited Consolidated Financial Statements...................F-24

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
American Electromedics Corp. and Subsidiaries.

We have audited the accompanying consolidated balance sheets of American Electromedics Corp. and subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Electromedics Corp. and subsidiaries at July 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that American Electromedics Corp. will continue as a going concern. As more fully described in
Note 13, the Company has incurred operating losses for the last two years. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                        /s/   ERNST & YOUNG LLP


Manchester, New Hampshire
October 26, 1999

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                JULY 31
                                                        ----------- ------------
                                                           1999         1998
                                                        ----------- ------------
ASSETS                                                         (THOUSANDS)
Current Assets:
Cash and cash equivalents.............................  $      210   $   00,396
Accounts receivable, net of allowance of $44,000 and
$13,000 in 1999 and 1998, respectively................         897        1,169
Inventories...........................................       1,480        1,951
Prepaid and other current assets......................         196          223
                                                        ----------- ------------
     Total current assets.............................       2,783        3,739

Property and Equipment:
Machinery and equipment...............................          36          475
Tooling...............................................         309           --
Furniture and fixtures................................         371          306
Leasehold improvements................................          29           13
                                                        ----------- ------------
                                                               745          794
Accumulated depreciation..............................        (115)        (436)
                                                        ----------- ------------
                                                               630          358
Goodwill..............................................         715        4,298
Patents...............................................       2,897        3,027
Other.................................................         216           36
                                                        ----------- ------------
                                                        $    7,241   $   11,458
                                                        =========== ============
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Bank debt.............................................  $    1,073   $    1,033
Accounts payable......................................       1,784        1,118
Accrued liabilities...................................         815          723
Dividends payable.....................................         373           72
                                                        ----------- ------------
     Total current liabilities........................       4,045        2,946

Minority interest in consolidated subsidiary..........         440           --

Stockholders' Equity:
Preferred stock, $.01 par value;
Authorized-1,000,000 shares:
 Series A Convertible; Outstanding - 2,400 shares
  In 1999 and 3,000 in 1998...........................       1,909        2,387
 Series B Convertible; Outstanding - 1,170 shares
  In 1999 and none in 1998............................         982           --
Common stock, $.10 par value; Authorized-
 20,000,000 shares; Outstanding - 9,637,621
 and 7,058,136 shares in 1999 and 1998, respectively..         963          705
Additional paid-in capital............................      14,837       12,643
Retained deficit......................................     (15,541)      (5,680)
Accumulated other comprehensive loss..................        (200)        (249)
                                                        ----------- ------------
                                                             2,950        9,806
Deferred compensation.................................        (194)      (1,294)
                                                        ----------- ------------
     Total stockholder's equity.......................       2,756        8,512
                                                        ----------- ------------
                                                        $    7,241   $   11,458
                                                        =========== ============

                            See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         YEARS ENDED JULY 31
                                                    ----------------------------
                                                        1999          1998
                                                    ----------------------------
                                                    (Thousands, except per share
                                                              amounts)

Net sales.........................................       $ 6,789         $ 7,025
Cost of goods sold................................         5,107           4,692
                                                    ----------------------------
   Gross profit...................................         1,682           2,333

Selling, general and administrative expenses......         8,303           5,581
Research and development..........................           392             122
Write-down of goodwill............................         3,196              --
                                                    ----------------------------
   Total operating expenses.......................        11,891           5,703
                                                    ----------------------------
Operating loss....................................      (10,209)         (3,370)

Other income (expenses):
   License fees...................................          576               --
   Loss on sale of audiometrics assets............          (98)              --
   Interest, net..................................         (174)           (186)
   Undistributed earnings (loss) of affiliate.....            --              56
   Minority interest in affiliate.................            35            (85)
   Other..........................................             9            (89)
                                                    ----------------------------
                                                             348           (304)
                                                    ----------------------------
Net loss..........................................     $ (9,861)       $ (3,674)
                                                    ============================
Net loss attributable
 to common stockholders*..........................    $ (10,695)       $ (4,746)
                                                    ============================
Net loss per share,
 basic and diluted................................    $   (1.39)      $   (1.01)
                                                    ============================

*The years ended July 31, 1999 and 1998 include the impact of dividends on stock for (a) a non-cash, non-recurring beneficial conversion feature of $533,000 and $1,000,000, respectively; and (b) $301,000 and $72,000, respectively, of dividends on Preferred Stock.

                             See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998
                                   (Thousands)

                                             CONVERTIBLE                 ADDITIONAL           ACCUMULATED               TOTAL
                                           PREFERRED STOCK  COMMON STOCK  PAID-IN   RETAINED    OTHER      DEFERRED  STOCKHOLDERS'
                                                                          CAPITAL    DEFICIT COMPREHENSIVE  COMPEN     EQUITY
                                                                                                 LOSS       SATION
                                            --------------------------------------------------------------------------------------
                                             SHARES  BOOK  SHARES  PAR
                                                    VALUE         VALUE
                                            ----------------------------
Balance at August 1, 1997...................   --     --    2,553  $ 255    $2,919   $(2,006)           --        --       $1,168

Conversion of convertible debentures, net...   --     --      720     72       625        --            --        --          697
Private placement of common stock, net......   --     --    1,050    105       923        --            --        --        1,028
Issuance of common stock for investment in
 affiliates, net............................   --     --      210     21       159        --            --        --          180
Issuance of common stock for acquisitions,
 net........................................   --     --    1,350    135     5,490        --            --        --        5,625
Stock and warrants issued for services......   --     --    1,000    100     1,480        --            --   $(1,580)          --
Exercise of stock options...................   --     --      175     17       158        --            --        --          175
Sale of convertible preferred stock and
 Warrants...................................    3   $2,387     --     --       255        --            --        --        2,642
Dividend on convertible preferred stock.....   --     --       --     --       (72)       --            --        --          (72)
Conversion feature on convertible preferred
  Stock.....................................   --   (1,000)    --     --     1,000        --            --        --           --
Dividend on beneficial conversion feature...   --    1,000     --     --    (1,000)       --            --        --           --
Deferred compensation related to common
 stock options..............................   --     --       --     --       706        --            --      (706)          --
Amortization of deferred compensation.......   --     --       --     --        --        --            --       992          992
Translation adjustment......................   --     --       --     --        --        --         $(249)        --        (249)
Net loss....................................   --     --       --     --        --    (3,674)           --        --       (3,674)
                                            --------------------------------------------------------------------------------------
Balance at July 31, 1998....................    3    2,387  7,058    705    12,643     5,680)         (249)   (1,294)       8,512
Private placements of common stock, net.....   --     --      590     59       427        --            --        --          486
Common stock issued for services............   --     --      200     20       168        --            --      (188)          --

                                             CONVERTIBLE                 ADDITIONAL           ACCUMULATED               TOTAL
                                           PREFERRED STOCK  COMMON STOCK  PAID-IN   RETAINED    OTHER      DEFERRED  STOCKHOLDERS'
                                                                          CAPITAL    DEFICIT COMPREHENSIVE  COMPEN     EQUITY
                                                                                                 LOSS       SATION
                                            --------------------------------------------------------------------------------------
                                             SHARES  BOOK  SHARES  PAR
                                                    VALUE         VALUE
                                            ----------------------------
Exercise of stock options and warrants......   --     --      610     61       (39)       --            --        --           22
Dividends on convertible preferred stock....   --     --       --     --      (391)       --            --        --         (391)
Sale of convertible preferred stock and
 warrants...................................    2    1,384     --     --       114        --            --        --        1,498
Conversion feature on convertible preferred
  stock.....................................   --    (533)     --     --       533        --            --        --           --
Dividend on beneficial conversion feature...   --     533      --     --      (533)       --            --        --           --
Conversion of convertible preferred stock...   (1)   (880)  1,179    118       837        --            --        --           75
Amortization of deferred compensation.......   --     --       --     --        --        --            --     1,288        1,288
Translation adjustment......................   --     --       --     --        --        --            49        --           49
Net loss....................................   --     --       --     --        --    (9,861)           --        --       (9,861)
Sale of subsidiary capital stock............   --     --       --     --     1,078        --            --        --        1,078
                                            --------------------------------------------------------------------------------------
Balance at July 31, 1999....................    4   $2,891  9,637   $963   $14,837  $(15,541)        $(200)    $(194)      $2,756
                                            ======================================================================================

                             See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           YEARS ENDED JULY 31
                                                         -----------------------
                                                             1999        1998
                                                         -----------------------
OPERATING ACTIVITIES:                                          (Thousands)
Net loss.................................................    $(9,861)   $(3,674)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization............................        530        269
Deferred compensation amortization.......................      1,288        992
Loss on sale of audiometrics assets......................         98         --
Loss on sale of affiliate................................         --         64
Write-down of goodwill...................................      3,196         --
Undistributed earnings (loss) of affiliate...............         --        (56)
Minority interest .......................................        (35)        85
Other....................................................         25        (67)
Changes in operating assets and liabilities:
  Accounts receivable....................................        319        598
  Inventories, prepaid and other current assets..........       (118)       (27)
  Accounts payable and accrued liabilities...............      1,686       (856)
                                                         -----------------------
Net cash used in operating activities....................     (2,872)    (2,672)

INVESTING ACTIVITIES:
Proceeds from sale of audiometrics assets................        625         --
Investment in affiliates, net of cash acquired...........         --       (138)
Purchase of property and equipment, net..................       (526)      (188)
Acquisition of DDS and ESI, net of cash acquired.........         --       (151)
Proceeds from sale of affiliate..........................         --        247
                                                         -----------------------
Net cash provided by (used in) investing activities......         99       (230)

FINANCING ACTIVITIES:
Principal payments on long-term debt ....................         --       (532)
Payments on debt and bank lines-of-credit................       (512)       (97)
Issuance of common stock, net............................        486      1,028
Issuance of capital stock by consolidated subsidiary.....      1,553         --
Proceeds from exercise of common stock options...........         22        175
Issuance of convertible preferred stock, net.............      1,498      2,642
Other....................................................        (16)        --
                                                         -----------------------
Net cash provided by financing activities................      3,031      3,216
                                                         -----------------------
Effect of exchange rate on cash..........................       (444)      (389)
                                                         -----------------------
Decrease in cash and cash equivalents....................       (186)       (75)
Cash and cash equivalents, beginning of year.............        396        471
                                                         -----------------------
Cash and cash equivalents, end of year...................    $   210    $   396
                                                         =======================
NONCASH TRANSACTIONS:

Common stock and warrants issued for services............    $   188    $ 1,580
 Conversion of convertible preferred stock...............    $   880         --
 Exercise of stock options and                               $   590         --
warrants.................................................
 Conversion of convertible subordinated debt into common          --    $   697
stock....................................................
 Common stock issued in connection with acquisitions.....         --    $  5,805


                             See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

Business Description
--------------------

     American Electomedics Corp. is engaged in the development, manufacture and sale of medical equipment principally to the United States and European medical communities. Our current primary focus is on the continued development of the INJEX needle-free drug injection system. We also market and sell intraoral dental camera equipment, and through April 1999, produced Tympanometers(R) and Audiometers, two devices designed for audiological testing purposes. In April 1999, we sold all of our assets associated with its audiological testing products.

     The Company recognizes revenue upon receipt of a firm customer order and shipment of the product, net of allowances for warranties, which have not been material. The Company does not recognize revenue on product shipments that are subject to rights of return, evaluation periods, customer acceptance, or any other contingencies until such contingency has expired. The Company receives revenue on sales of distribution rights and license fees, which is recognized over the terms of the related agreements.

Principles of Consolidation
---------------------------

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. During 1999, the Company's former wholly-owned subsidiary, Rosch GmbH, received a capital investment from an outside third party, reducing the Company's ownership interest to 75%. Rosch GmbH continues to be consolidated, and the Company continues to maintain a controlling interest. See Note 5 for further information. All material intercompany transactions have been eliminated.

Cash and Cash Equivalents
-------------------------

     For the purpose of reporting cash flows, cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

Inventories
-----------

     Inventories are stated at the lower of cost (predominantly average cost method) or market.

Depreciation
------------

     Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method over the various estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease agreement. Repairs and maintenance costs are expensed as incurred and betterments are capitalized.

Goodwill and Patents
--------------------

     In April 1999, upon the sale of the Company's audiometrics assets, $189,000 of unamortized goodwill associated with the audiometrics business was written-off against the sale proceeds. See Note 3.

     Also in April 1999, the Company wrote-off approximately $3.2 million of goodwill associated with its wholly-owned subsidiary, DDS. See Note 3.

     Goodwill is the purchase price in excess of the fair value of net assets acquired at the Company's date of acquisition. Goodwill is being amortized on a straight-line basis over periods ranging from 15 to 40 years. Amortization expense for the years ended July 31, 1999 and 1998 was $124,000 and $112,000, respectively. Accumulated amortization at July 31, 1999 and 1998 is $116,000 and $354,000, respectively.

     Patents are being amortized on a straight-line basis over 15 years, the remaining life of the patent. Amortization expense for the years ended July 31, 1999 and 1998 was $206,000 and $51,000, respectively. Accumulated amortization as of July 31, 1999 and 1998 is $257,000 and $51,000, respectively.

     The Company continually assesses the recoverability of its goodwill and patents based on estimated future results of operations and undiscounted cash flows in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Based on the Company's assessment, other than as described in
Note 3, there was no impairment in the carrying value of goodwill or its other long-lived assets at July 31, 1999 or 1998.

Research and Development
------------------------

     Research and development costs are charged to operations as incurred.

Advertising Costs
-----------------

     Costs associated with advertising products are expensed when incurred. Advertising expense was $417,000 and $440,000 in 1999 and 1998, respectively.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Options
-------------

     The Company grants stock options for a fixed number of shares to employees and others with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), and related interpretations in accounting for its stock-based compensation plans because the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Income Taxes
------------

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation
----------------------------

     The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using average exchange rates. The gains and losses resulting from changes in exchange rates from the date of acquisition of Rosch GmbH to July 31, 1999 have been reported separately as a component of stockholders' equity. The aggregate transaction gains and losses are insignificant.

Comprehensive Income (Loss)
---------------------------

     Effective August 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income or loss and its components; however, the adoption of this statement had no impact on the Company's results of operations or stockholders' equity. For the year ended July 31, 1999, the Company's only item of other comprehensive income was the foreign currency translation adjustment recognized in consolidation of its German subsidiary, Rosch GmbH. SFAS 130 requires such adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

     The foreign currency translation adjustment and comprehensive loss for the year ended July 31, 1999 was $49,000 and ($9,812,000), respectively. The foreign currency translation adjustment and comprehensive loss for the year ended July 31, 1998 was ($249,000) and ($3,923,000), respectively. As of July 31, 1999 and
1998, the cumulative translation adjustment and accumulated other comprehensive loss was ($200,000) and ($249,000), respectively.

Earnings Per Share
------------------

     Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding, and diluted earnings per share reflects the potential dilution that would occur if securities such as stock options and preferred stock conversion rights were exercised.

2.   ACQUISITIONS:
     ------------

     On April 30, 1998, the Company acquired all of the issued and outstanding capital stock of Dynamic Dental Systems, Inc. (DDS), pursuant to an Agreement and Plan of Merger, whereby DDS became a wholly-owned subsidiary of the Company. DDS was founded in 1997 and is a distributor of digital operator hardware, cosmetic-imaging software, intraoral dental camera systems and digital x-ray equipment. The total cost of acquisition was approximately $3.2 million consisting primarily of 750,000 shares of the Company's common stock, valued at an aggregate price of $3,000,000, and $225,000 in cash. The purchase price exceeded the fair value of net assets acquired by approximately $3.4 million, which was being amortized on a straight-line basis over 15 years, however, such amount was written down to zero as of July 31, 1999. (See Note 3.) The acquisition was accounted for as a purchase and, accordingly, the operating results of DDS have been included in the Company's consolidated financial statements since the date of acquisition.

     On May 12, 1998, the Company acquired Equidyne Systems, Inc. ("ESI). ESI was founded in 1990 and is engaged in the development of the INJEX(TM) needle-free drug injection delivery system, which is designed to eliminate the risks of contaminated needle stick accidents and the resulting cross contamination of hepatitis, HIV, and other diseases. The total cost of acquisition was approximately $2.6 million consisting of 600,000 shares of the Company's common stock. The acquisition was accounted for as a purchase and, accordingly, the operating results of ESI have been included in the company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $3.0 million, which was allocated to patents, is being amortized over 15 years, the remaining life of the patent.

     The following unaudited proforma consolidated financial results of operations assume the acquisitions of DDS, ESI and Rosch GmbH (See Note 5) occurred as of the beginning of Fiscal 1998:

                                                    YEAR ENDED JULY 31,
                                                           1998
                                                  -----------------------

          Net sales..............................      $ 8,970,000
          Net loss...............................      $(3,813,000)
          Loss per share:
               Basic.............................         $(.66)
                                                          ======
               Diluted...........................         $(.66)
                                                          ======

3.   DIVESTITURES
     ------------

     In January 1999, the Company announced its intention to focus its resources on the needleless injection system ("INJEX(TM)") being developed by its wholly-owned subsidiary, ESI, and hired an investment banking firm to assist in the marketing and selling of the Company's audiometric and U.S. dental businesses.

     In April 1999, the Company sold certain assets of its audiometrics business for $625,000. The sale was made pursuant to an Assets Purchase Agreement whereby the purchaser obtained all of the Company's domestic audiometric inventory, as well as all trademarks, patents and other rights associated with the audiometrics business, including the name "American Electromedics". As a result, the Company intends to effect a change in the name of the Corporation in the near future. The sale resulted in the recognition of a net loss of $98,000.

     To date, the Company's efforts to sell DDS have been unsuccessful, and based upon these results, the Company has revised its estimates as to the ultimate sale price which could be obtained for DDS. In addition, since its acquisition in April 1998, DDS has experienced a significant downturn in its gross revenues, as well as gross profit margins, and has incurred net losses totaling approximately $1.2 million for the year ended July 31, 1999. These results are due to a variety of factors including changes within the dental camera industry and DDS' competitors, the adverse affects of which became evident during the quarter ended April 30, 1999.

     Based upon the factors described above, management reviewed the continuing value of the goodwill associated with DDS, taking into consideration the revised estimates as to the expected sale price which could be obtained for the outstanding DDS common stock, as well as the expectation that DDS' net operating results and future cash flows will not likely be positive. Based upon this review, the Company has written-off the goodwill, which had a book value, net of accumulated amortization, of $3.2 million, as a charge against operations during the year ended July 31, 1999.

4.   INVENTORIES:
     -----------

     Inventories consist of the following at July 31:

                                 1999           1998
                           --------------- --------------

          Raw materials      $  133,000     $  291,000
          Work-in-process          -            29,000
          Finished goods      1,347,000      1,631,000
                             ----------     ----------
                             $1,480,000     $1,951,000

5.   INVESTMENT IN AFFILIATE:
     -----------------------

     The Company changed its method of accounting for Rosch GmbH from the equity method to a consolidated basis on August 11, 1997 based upon the Company's determination that it had reached the definition of control of Rosch GmbH as of August 11, 1997 under generally accepted accounting principles. The Company's determination of control of Rosch GmbH was based primarily upon the successful completion of negotiations with the remaining owner to acquire effective voting control. For the first quarterly period ended October 31, 1997, the Company continued to recognize earnings of Rosch GmbH up to its 50% ownership share. On December 18, 1997, the Company closed on the purchase of the remaining 50% of the outstanding capital stock of Rosch GmbH, for $50,000 plus 105,000 shares of common stock, pursuant to a Stock Purchase Option Agreement, dated as of November 1, 1997. As a result of this transaction, the Company recognized 100% of all activity of Rosch GmbH for the second quarterly period ended January 31, 1998, and thereafter.

     On July 8, 1999, the Company's German subsidiary, Rosch GmbH, received a capital infusion of approximately $1.5 million from an outside investment banking firm. This contribution of capital diluted the Company's ownership in

Rosch GmbH from 100% to 75%. As the Company continues to maintain a controlling interest in Rosch GmbH, it continues to consolidate the operation of Rosch GmbH. As a result, the Company has recognized a minority interest in the consolidated subsidiary in an amount equivalent to 25% of the subsidiary's net assets as of July 31, 1999, or $440,000. This balance includes the minority shareholder's 25% share of Rosch GmbH's net losses attributed to the period July 8 through July 31, 1999, which was approximately $35,000.

     The following is summarized unaudited financial information of Rosch
GmbH:

                                               YEAR ENDED JULY 31,
                                           ---------------------------
                                                1999         1998
                                           ---------------------------

     Sales..............................     $5,123,000   $5,400,000
     Gross profit.......................      1,865,000    1,631,000
     Net loss...........................       (542,000)    (381,000)
     Current assets.....................      2,453,000    2,267,000
     Non-current assets.................      1,206,000      258,000
     Current liabilities................      1,899,000    1,907,000
     Non-current liabilities............            -0-          -0-

     In December 1997, the Company invested $255,000, consisting of $150,000 of cash and 105,000 shares of its common stock for a 45% interest in Meditronic Medizinelektronik GmbH ("Meditronic GmbH), pursuant to a Stock Purchase Option Agreement, dated November 1, 1997. The shares were valued at $1.00 per share, which represented the fair market value of the common stock on the date of acquisition. Meditronic GmbH is a development and manufacturing company, specializing in the manufacture of medical camera systems. Substantially all of Meditronic GmbH's sales are to Rosch GmbH. The Company accounted for its investment in Meditronic GmbH under the equity method until July 1998 when the Company sold its interest in Meditronic GmbH for approximately $250,000 which resulted in a loss of $64,000.

6.   DEBT
     ----

     Rosch GmbH has revolving lines of credit from two German-based banks. These lines-of-credit bear interest rates ranging from 8.125% to 9.0% and permit total borrowings of up to $876,000. As of July 31, 1999 and 1998, there was $483,000 and $368,000, respectively, outstanding under these revolving lines-of-credit.

     Rosch GmbH also has Term Loans with German-based banks. The first loan is payable in equal monthly installments of $22,000 through May 2000. Interest is 4.5% per annum, and as of July 31, 1999, there was $197,000 outstanding under this loan. The second loan is payable in its entirety on February 2, 2000. Interest is 5.7% per annum, and as of July 31, 1999, there was $393,000 outstanding under this loan.

     As of July 31, 1998, there was $595,000 outstanding under two separate Term Loans. During 1999, these balances were repaid and the loan agreements were terminated.

     Borrowings under outstanding loans are collateralized by the accounts receivable and inventory of Rosch GmbH and are guaranteed by the Company.

7.   EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
     -----------------------------------------------

     Earnings per share, basic and diluted, were computed using weighted average shares outstanding of, 7,720,251 for 1999 and 4,687,707 for 1998. Dilutive securities were not included in the calculation of diluted weighted average shares due to their anti-dilutive effect.

8.   INCOME TAXES:
     ------------

     The Company's deferred tax assets (which result primarily from net operating loss carryforwards and accrued expenses) as of July 31, 1999 and July 31, 1998 were $4,095,000 and $1,650,000, respectively. SFAS No. 109 requires a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that some uncertainty exists and therefore has maintained a valuation allowance of $4,095,000 and $1,650,000 as of July 31, 1999 and July 31, 1998,
respectively. As of July 31, 1999, the Company has net operating loss carryforwards for Federal income tax purposes of $8,727,000 that expire from 2004 to 2019. The Company's foreign subsidiary has net operating loss carryforwards for German income tax purposes of approximately $615,000, which under the German Tax Code, do not expire. The net provision for income taxes was $-0- for the years ended July 31, 1999 and 1998.

     Significant components of the Company's deferred tax assets are as follows:

                                                  1999             1998
                                             ------------- ---------------
Deferred tax assets:
     Net operating loss carryforwards        $ 3,582,000      $ 1,079,000
     Accrued expenses                             83,000           90,000
     Inventory                                   139,000           32,000
     Other                                        10,000           16,000
     Deferred compensation                       281,000          433,000
                                             ------------ ----------------
       Total deferred tax assets               4,095,000        1,650,000
     Valuation allowance for deferred tax     (4,095,000)      (1,650,000)
     assets
                                             ------------ ----------------
Net deferred tax assets                      $       -0-       $      -0-
                                             ============ ================

A reconciliation of income taxes computed at the federal statutory rates to income tax expense is as follows:

                                              1999                  1998
                                     -------------------------------------------
                                        Amount    Percent     Amount     Percent

Benefit at Federal Statutory Rates   $(3,353,000)  (34%)  $(1,050,000)     (34%)

Foreign Income Taxes
  at Differing Statutory Rates          (209,000)   (2)            --        --

Change in Valuation Reserve            2,445,000    25        992,000        32
Goodwill Amortization                  1,291,000    13         57,000         2
Other                                   (174,000)   (2)         1,000        --
                                     -------------------------------------------
     Total                                 $--       0%         $--          0%
                                     ===========================================

9.   EQUITY:
     ------

     Conversion of Debentures. As of November 3, 1997, the Company issued an aggregate of 720,000 shares of its common stock upon the conversion of $720,000 principal amount of its 14% Convertible Subordinated Debentures due October 31, 1999 (the "Debentures). This represented the entire issue of Debentures. The Company had reduced the conversion price of the Debentures to $1.00 per share from $3.75 per share, effective October 17, 1997 through October 27, 1997, in connection with October 1997 amendments to arrangements with a bank pursuant to a Forbearance and Workout Agreement, and its efforts to obtain additional equity capital.

     Private Placements of Common Stock:

     In April 1999, the Company retained American Financial Communications ("AFC") as a corporate communications and financial consultant. The consulting agreement expires in November 1999 and provides a total fee for AFC's services of 200,000 shares of the Company's common stock. The Company has valued the shares at the fair market value on the effective date of the agreement, which was $.94 per share, and has recorded deferred compensation totaling $188,000 to be amortized over the term of the agreement.

     In April 1999, the Company closed two private placements for a total of 590,000 shares of common stock for aggregate net proceeds of $486,000, to two "accredited investors", as such term is defined in Regulation D under the Securities Act.

     In February 1998, the Company retained Liviakis Financial Communications, Inc. ("LFC) as a financial consultant for a term of one year for a fee of 1,000,000 shares of the Company's common stock, valued at $1.00 per share, the fair market value, and warrants for an additional 1,000,000 shares of common stock exercisable at $1.00 per share for four years. The fair value of the 1,000,000 warrants was determined to be $580,000 through the application of the Black-Scholes method. Consulting expense of $1,580,000 for the common stock and warrants issued was recognized ratably over the one year term of the agreement.

     In November 1997, the Company closed a private placement of 1,050,000 shares of common stock, at a price of $1.00 per share, or an aggregate purchase price of $1,050,000 to a group of "accredited investors," as such term is defined in Regulation D under the Securities Act. The Company used $150,000 of the placement proceeds to repay portions of its indebtedness to a bank, and used the balance of the proceeds for working capital, including increasing its ownership interest in Rosch GmbH.

     Preferred Stock:

     Series A:

     During May 1998, the Company closed the placement of three tranches of 1,000 shares each of Series A Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock), to one purchaser (the "Purchaser) at a purchase price of $1,000 per share or an aggregate purchase price of $3 million, pursuant to a Securities Purchase Agreement (the "Purchase Agreement), among the Company, West End Capital LLC ("West End) and the Purchaser. As part of its entry into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the "Registration Agreement) and a Warrant Agreement. Concurrently with the closing for the first tranche of Series A Preferred Stock, the Company issued warrants under the Warrant Agreement (the "Warrants) to West End for the purchase of 50,000 shares of the Company's common stock at an exercise price of $4.80 per share, subject to customary anti-dilution provisions, expiring on May 5, 2002. The Company also issued warrants for the purchase of 30,000 shares of common stock to the placement agent, exercisable at $4.40 per share for three years. On the date of issuance, the Company determined these warrants had a value of $255,000.

     The Series A Preferred Stock is immediately convertible into shares of the Company's common stock at a conversion rate equal to $1,000 divided by the lower of (i) $4.00 or (ii) 75% of the average closing bid price for the common stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all (and not less than all) of the outstanding shares of Series A Preferred Stock at any time after the first anniversary of the effective date of the Registration Statement. There is no minimum conversion price. Should the bid price of the common stock fall substantially prior to conversion, the holders of the Series A Preferred Stock could obtain a significant portion of the common stock upon conversion, to the detriment of the then holders of the common stock.

     The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, and provides for an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its common stock. The annual dividend rate was increased to 12% as of June 5, 1998 because the Company did not file the Registration Statement covering the common stock underlying the Series A Preferred Stock within 30 days of the initial closing. The Registration Statement was filed on July 10, 1998, and was declared effective in March 1999. The rate had increased to 18% through the effective date of the Registration Statement, at which time the dividend rate returned to 5%.

     The conversion discount of the preferred stock is considered to be an additional preferred stock dividend. The maximum discount available of $1,000,000 was initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. As the preferred stock was immediately convertible upon issuance, the Company then recognized additional dividends, by recording a charge to income available to common stockholders.

     During the year ended July 31, 1999, the holder of Series A Convertible Preferred Stock exercised its option and converted 600 shares of preferred stock and accrued dividends of approximately $66,000 into 747,627 shares of the Company's common stock.

     Series B:

     On February 3, 1999, the Company sold 1,600 shares of Series B Preferred Stock to three purchasers for $1,000 per share or an aggregate purchase price of $1.6 million, together with Warrants to purchase up to 25,000 shares of the Company's Common Stock at an exercise price of $3.00 per share and exercisable until January 31, 2002. In addition, the Company issued warrants to purchase up to 60,000 shares of the Company's common stock to the placement agent, exercisable at $3.00 per share until September 23, 2001. On the date of issuance, the Company determined these warrants had a value of $114,000.

     The Series B Preferred Stock is convertible into shares of common stock at a conversion rate equal to $1,000 divided by the lower of (i) $2.00 or (ii) 75% of the average closing bid price for the common stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all ( and not less than all) of the outstanding shares of Series B Preferred Stock at any time after the first anniversary of the effective date of a registration statement covering the underlying shares of common stock. There is no minimum conversion price. Should the bid price of the Common Stock fall substantially prior to conversion, the holders of the Series B Preferred Stock could obtain a significant portion of the Common Stock upon conversion, to the detriment of the then holders of the common stock.

     The Series B Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, and provides for an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its common stock.

     The conversion discount of the Series B Preferred Stock is considered to be an additional preferred stock dividend. The maximum discount available of $533,000 was initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. As the preferred stock became fully convertible effective May 1, 1999, the Company recognized the additional dividends at that date by recording a charge to income available to common stockholders.

     During the year ended July 31, 1999, the holders of the Series B Convertible Preferred Stockholders exercised conversion rights and converted a total of 430 shares of preferred stock and accrued dividends of approximately $9,000 into 431,530 shares of the Company's common stock.

Stock Options and Warrants:

     In April 1999, the Company issued warrants to purchase up to 500,000 shares of the Company's common stock at $2.50 per share in connection with a private placement of Common Stock. The warrants are exercisable through April 2002.

     In December 1998, certain holders of outstanding warrants to purchase an aggregate of 1 million shares of the Company's common stock at $1.00 per share, exercised their rights under the related warrant agreements to execute a cashless exercise. Upon exercise of these warrants, the Company issued 589,828 shares of its common stock, par value $.10.

     In October 1996, the Company's stockholders approved the 1996 Stock Option Plan providing for the issuance of up to 300,000 shares of the Company's common stock. The plan is administered by the Board of Directors or an Option Committee. Options granted under this Plan would be either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services for or on behalf of the Company. Options are exercisable as determined at the time of grant except options to officers or directors may not vest earlier than six months from the date of grant, and the exercise price of all the options cannot be less than the fair market value at the date of grant.

FAS 123 DISCLOSURE

     Pro forma information regarding net income (loss) is required by FAS 123 (Stock-Based Compensation), which requires that the information be determined as if the Company had accounted for its employee stock options grants under the fair value method of that Statement. The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                            1999                1998
                                    ---------------------- ----------------

Expected life (years)                         4                   4
Interest rate                                6%                  6%
Volatility                                  1.54                1.15
Dividend yield                              0.0%                0.0%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because FAS 123 is applicable only to options granted subsequent to July 29, 1995, its pro forma effect will not be fully reflected until fiscal year 1999. The Company's pro forma information is as follows:

                                                     (THOUSANDS)
                                             -----------------------------
                                                  1999           1998
                                             --------------- -------------
Pro forma net loss                                $(11,540)      $(5,498)
Pro forma net loss per share                      $00(1.50)      $0(1.17)


Option activity for the years ended 1999 and 1998 is summarized below:

                                   1999                 1998
                           --------------------- ----------------------
                            Shares    Weighted     Shares    Weighted
                                      Average                 Average
                                      Exercise               Exercise
                                       Price                  Price
                           ---------- ---------- ----------- -----------

Outstanding at beginning   1,774,633      $1.71     403,333       $3.23
of year
  Granted                    554,319       1.46   1,866,300        1.55
  Expired or canceled      (112,833)       2.37   (320,000)        3.09
  Exercised                 (20,500)       1.07   (175,000)        1.00
                            --------              ---------
Outstanding at end of
year                       2,195,619       1.62   1,774,633        1.71
                           =========              =========
Exercisable at end of
year                       1,643,292       1.57   1,494,133        1.63
                           =========              =========
Available for future
grants                        20,000                 20,000
                              ======                 ======
Weighted-average fair
value of options granted
during year                               $2.76                   $8.20
                                     ==========               =========

The following table presents weighted-average price and life information about significant option grants outstanding at July 31, 1999:

                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                         -------------------              -------------------
                                                Weighted
                                                 Average    Weighted   Weighted
                                                Remaining   Average    Average
    Range of         Number      Contractual   Exercise     Number     Exercise
Exercise Prices    Outstanding       Life        Price     Exercisable  Price
----------------- ------------- -------------- ----------- ---------- ----------

$1.00 - $2.25       1,797,319     3.5 years      $1.14      1,344,992   $1.02
$3.00 - $4.38         398,300    3.67 years      $3.76        298,300   $4.02
                 -------------                             ----------
                    2,195,619                              1,643,292
                 =============                             ==========


10.  COMMITMENTS:
     -----------

     The Company leased its corporate offices under an operating lease which was terminated effective April 30, 1999, following the sale of certain of its audiometrics business assets (See Note 3). Effective May 1, 1999, the Company commenced a sublease of its corporate offices which expires in February 2000. Rent expense for the years ended July 31, 1999 and 1998 was $34,000 and $33,000, respectively.

     Rosch GmbH leases its administrative and sales offices under a 60-month lease expiring in May 2002. Rent expense for the years ended July 31, 1999 and 1998 was $98,000 and $105,000, respectively.

     The Company's domestic subsidiaries lease operating facilities under various operating leases expiring through October 2001. Total rent expense under these leases for the year ended July 31, 1999 was $57,000.

11.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:
     ------------------------------------------------

     The Company's primary customers are in the medical field. At July 31, 1999 and July 31, 1998, substantially all accounts receivable balances are concentrated in this industry. The Company sells products and extends credit based on an evaluation of the customer's financial condition, generally without regard to collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

12.  BUSINESS SEGMENT AND FOREIGN OPERATIONS:
     ---------------------------------------

The Company operates in one business segment - the sale of medical equipment.

The Company's foreign operations are subject to certain economic and regulatory risks and uncertainties specific to Germany and the European geographic region. Such risks and uncertainties could disrupt the Company's foreign operations and have a material impact on the Company's financial results.

Transfers to affiliates are made at prices above the Company's cost and include charges for freight and handling.

                           DOMESTIC     GERMAN
                          OPERATIONS   OPERATIONS   ELIMINATIONS    CONSOLIDATED
                         ------------ ------------ --------------- -------------
Year ended July 31, 1999:                    (Thousands)

 Net sales                    $1,787       $5,002                        $6,789
 Transfers between
 Geographic areas                 79          121          $(200)            --
                         ------------ ------------ --------------- -------------
Net sales                      1,866        5,123           (200)         6,789
Loss from operations          (9,667)        (542)                      (10,209)
Assets                         3,582        3,659                         7,241


                           DOMESTIC     GERMAN
                          OPERATIONS   OPERATIONS   ELIMINATIONS    CONSOLIDATED
                         ------------ ------------ --------------- -------------
Year ended July 31, 1998:                                (Thousands)

 Net sales                    $2,155       $4,870                        $7,025
 Transfers between
 Geographic areas                131          530           (661)            --
                         ------------ ------------ --------------- -------------
Net sales                      2,286        5,400           (661)         7,025
Loss from operations          (2,989)        (381)                       (3,370)
Assets                         8,933        2,525                        11,458

Prior to the acquisition and consolidation of Rosch GmbH in fiscal year 1998, the Company did not conduct any significant business in foreign countries.

13.  GOING CONCERN
     -------------

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred net losses of $9,861,000 and $3,674,000 for the years ended July 31, 1999, and 1998, respectively. In addition, the Company's current liabilities exceed its current assets by $1,262,000 at July 31, 1999. These and other factors indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and ultimately to attain profitability. The Company continues to pursue strategies to improve the profitability of its current product lines, and is actively pursuing additional debt and equity financing.

14.  SUBSEQUENT EVENTS
     -----------------

     In September 1999, a minority stockholder of Rosch GmbH purchased an additional one third of the Company's 75% ownership share of Rosch GmbH, bringing the minority stockholders' overall percentage ownership of Rosch GmbH to 49.99%. The purchase price was approximately $1.6 million. In addition, the minority stockholder made a second capital contribution into Rosch GmbH of $1.6 million.

                              EQUIDYNE CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                                    APRIL 30,    JULY 31,
                                                                   -----------------------
                                                                     2000          1999
                                                                   ----------   ----------
                                                                         (UNAUDITED)
ASSETS                                                                   (THOUSANDS)
Current Assets:
Cash and cash equivalents.......................................   $   8,868    $     210
Accounts receivable.............................................          23          897
Inventories.....................................................          90        1,480
Deferred Income Taxes...........................................         162           --
Prepaid and other current assets................................         112          196
                                                                   ----------   ----------
     Total current assets.......................................       9,255        2,783

Property and Equipment..........................................       1,001          745
Accumulated depreciation........................................        (218)        (115)
                                                                   ----------   ----------
                                                                         783          630
Deposits on tooling and machinery                                        899           --
Goodwill........................................................         694          715
Patents.........................................................       1,962        2,897
Investment in affiliate.........................................       8,487           --
Deferred income taxes, net of current...........................         940           --
Other...........................................................         134          216
                                                                   ----------   ----------
                                                                   $  23,154    $   7,241
                                                                   ==========   ==========
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Bank debt.......................................................   $      --    $   1,073
Accounts payable................................................         784        1,784
Accrued liabilities.............................................         744          815
Dividends payable...............................................         --           373
                                                                   ----------   ----------
     Total current liabilities..................................       1,528        4,045

Minority interest in consolidated subsidiary....................          --          440

Stockholders' Equity:
Preferred stock, $.01 par value; Authorized-1,000,000 shares:
Series A Convertible; Outstanding - None at April 30, 2000 and
2,400 shares at July 31, 1999...................................          --        1,909
Series B Convertible; Outstanding - None at April 30, 2000
and 1,170 shares at July 31, 1999...............................          --          982
Common stock, $.10 par value; Authorized - 35,000,000 shares;
Outstanding - 16,128,933 shares at April 30, 2000 and 9,637,621
shares at July 31, 1999.........................................       1,613          963
Additional paid-in capital......................................      28,426       14,837
Retained deficit................................................      (8,261)     (15,541)
Accumulated other comprehensive loss............................          --         (200)
                                                                   ----------   ----------
                                                                      21,778        2,950
Deferred compensation...........................................        (152)        (194)
                                                                   ----------   ----------
     Total stockholder's equity.................................      21,626        2,756
                                                                   ----------   ----------
                                                                   $  23,154    $   7,241
                                                                   ==========   ==========

                             See accompanying notes.

                      EQUIDYNE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                             ---------------------------------------------
                                             APRIL 30,   APRIL 30,   APRIL 30,  APRIL 30,
                                               2000        1999        2000       1999
                                             ---------------------------------------------
                                                 (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales....................................      $--     $ 1,756        $802    $ 6,132
Cost of goods sold...........................       --       1,343         502      4,024
                                             ---------------------------------------------
  Gross profit...............................       --         413         300      2,108

Selling, general and administrative expenses.    3,248       1,765       5,624      5,616
Research and development.....................      315          78         676        283
Write down of goodwill.......................       --       3,196          --      3,196
                                             ---------------------------------------------
  Total operating expenses...................    3,563       5,039       6,300      9,095
                                             ---------------------------------------------
Operating loss...............................   (3,563)     (4,626)     (6,000)    (6,987)

Other income (expenses):
  Loss on sale of audiometrics assets........       --         (98)         --        (98)
  Gain on sale of affiliate capital stock....   10,819          --      12,684         --
  Equity in losses of affiliate..............     (150)         --        (409)        --
  Minority interest in affiliate.............       --          --         113         --
  Interest, net..............................       69        (114)         90       (197)
  Other......................................       31         (95)         21       (293)
                                             ---------------------------------------------
                                                10,769        (307)     12,499       (588)
                                             ---------------------------------------------
Income (loss) before income tax benefit......    7,206      (4,933)      6,499     (7,575)
Income tax benefit...........................     (781)         --        (781)        --
                                             ---------------------------------------------
Net income (loss)............................   $7,987    $ (4,933)     $7,280   $ (7,575)
                                             =============================================
Net income (loss) attributable
 to common stockholders*.....................   $7,987    $ (5,001)     $7,262   $ (7,898)
                                             =============================================
Income (loss) per common and common
equivalent share:
  Basic......................................     $.51       $(.64)       $.55     $(1.07)
                                                  =====      ======       =====    =======
  Diluted....................................     $.47       $(.64)       $.47     $(1.07)
                                                  =====      ======       =====    =======

     *The three and nine months ended April 30, 2000 includes the impact of $-0-and $141,000, respectively, of dividends on Preferred Stock. The three and nine months ended April 30, 2000 also includes the impact of $-0- and $123,000, respectively, of preferred stock redemption discounts. The three and nine months ended April 30,1999 includes the impact of $68,000 and $323,000, respectively, of dividends on Preferred Stock. All of the remaining outstanding Preferred Stock was redeemed/converted during the second quarter of the fiscal year ending July 31, 2000.

                             See accompanying notes.

                      EQUIDYNE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                             THREE MONTHS ENDED
                                                                  APRIL 30
                                                           ---------------------
                                                              2000        1999
                                                           ---------------------
OPERATING ACTIVITIES:                                            (Thousands)
Net income (loss)..........................................   $7,280    $(7,575)
Adjustments to reconcile net income (loss) to net cash
Used in operating activities:
Depreciation and amortization..............................      375        435
Loss on disposal of fixed assets                                  47         --
Deferred compensation amortization.........................      517        964
Deferred income taxes......................................   (1,102)        --
Stock compensation.........................................    1,003         --
Equity in loss of unconsolidated affiliate.................      409         --
Minority interest in affiliate ............................     (113)        --
Gain on sale of affiliate capital stock....................  (12,684)        --
Loss on sale of audiometrics assets........................       --         98
Write-down of goodwill.....................................       --      3,196
Changes in operating assets and liabilities:
 Accounts receivable.......................................      105       (381)
 Inventories, prepaid and other current assets.............     (126)      (209)
 Accounts payable and accrued liabilities..................     (601)       694
                                                           ---------------------
Net cash used in operating activities......................   (4,890)    (2,778)

INVESTING ACTIVITIES:
Purchase of property and equipment, net....................     (962)      (246)
Deposits on tooling and machinery..........................     (899)        --
Proceeds from sale of affiliate stock......................   14,305         --
Proceeds from sale of audiometrics assets..................       --        625
                                                           ---------------------
Net cash provided by investing activities..................   12,444        379

FINANCING ACTIVITIES:
Payments on redemption of preferred stock..................   (2,010)        --
Net proceeds (payments) on debt and bank lines-of-credit...   (1,249)       157
Issuance of capital stock by unconsolidated
affiliate..................................................    1,635         --
Net proceeds from related party debt.......................       --        231
Dividends paid.............................................       --        (15)
Issuance of common stock, net..............................    2,422        485
Issuance of preferred stock, net...........................       --      1,498
Proceeds from exercise of stock options and warrants.......      505         22
                                                           ---------------------
Net cash provided by financing activities..................    1,303      2,378
                                                           ---------------------
Effect of exchange rate changes on cash and cash
equivalents................................................      (12)        16
Decrease in cash due to change in method of accounting
from consolidation to equity method........................     (187)        --
                                                           ---------------------
Increase (decrease) in cash and cash equivalents...........    8,658         (5)
Cash and cash equivalents, beginning of period.............      210        396
                                                           ---------------------
Cash and cash equivalents, end of period...................$   8,868     $  391
                                                           =====================
NONCASH TRANSACTION:
Common Stock issued for
services...................................................     $300        188
                                                           =====================
Common Stock issued in connection with employment
agreements.................................................   $1,003         --
                                                           =====================
Common Stock issued under cashless conversion provision
of options/warrants........................................      $74        $59
                                                           =====================
Common Stock issued upon conversions and redemptions of
convertible preferred stock................................     $808       $135
                                                           =====================
Short-term debt issued in connection with Preferred stock
redemptions................................................     $700        $--
                                                           =====================

                             See accompanying notes.

                      EQUIDYNE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 2000
                                   (Unaudited)

1.   BASIS OF PRESENTATION
     ---------------------

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

     Operating results for the three and nine month periods ended April 30, 2000 are not necessarily indicative of the results that may be expected for the year ending July 31, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended July 31, 1999.

Foreign Currency Translation

     Effective November 1, 1999, the Company changed its method of accounting for its foreign affiliate, Rosch AG Medizintechnik ("Rosch AG"), from the consolidated basis to the equity method, due to the decrease in the Company's ownership percentage (see Note 3). Through October 31, 1999, the foreign affiliate was accounted for on the consolidated basis, and accordingly, its financial statements were translated into U.S. dollars in accordance with Statement of Financial Standards No. 52, Foreign Currency Translation. All balance sheet amounts were translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts were translated using average exchange rates. The gains and losses resulting from the changes in exchange rates from the date of acquisition of Rosch AG to October 31, 1999 were reported separately as a component of stockholders equity. For periods subsequent to October 31, 1999, in accordance with the equity method of accounting, the Company reports its percentage share of the foreign affiliate's results of operations as a separate component in its statement of operations. This amount is determined by translating the results of operations of the foreign affiliate to U.S. dollars using average exchange rates for the period. The aggregate transaction gains and losses are insignificant.

Comprehensive Income (Loss)

     Effective August 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income or loss and its components, however, the adoption of this statement had no impact on the Company's net income or shareholders' equity. For the three months ended April 30, 2000, there were no items of other comprehensive income. For the nine months ended April 30, 2000, the Company's only item of other comprehensive income was the foreign currency translation adjustment recognized in consolidation of its partially-owned German affiliate, Rosch AG. This affiliate ceased to be consolidated effective November 1, 1999 (see Note 3). SFAS 130 requires such adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

     The foreign currency translation adjustment and comprehensive income for the three months ended April 30, 2000 was $0 and $7,987,000, respectively. The foreign currency translation adjustment and comprehensive income for the nine months ended April 30, 2000 was $(40,000) and $7,280,000, respectively.

2.   DEBT
     ----

     The Company's method of accounting for its German affiliate, Rosch AG was changed from consolidation to the equity method effective November 1, 1999 (see
Note 3). As a result, the debt of Rosch AG is no longer included in the consolidated balance sheet of Equidyne Corporation and Subsidiaries.

     In November 1999, in connection with the redemption of the Company's Series A Preferred Stock, the Company issued a Promissory Note and Security Agreement (the "Secured Note") in the principal amount of $1,050,000. The Secured Note was non-interest bearing and secured by certain intellectual property rights of the Company. The Secured Note was due in full on the earlier to occur of (i) five business days of the closing date of the initial public offering in Germany of Rosch AG or (ii) April 30, 2000. The initial public offering took place on February 24, 2000 (see Note 3), thus the Secured Note matured on February 29, 2000. The terms of the Secured Note provided that the principal amount would be reduced to $700,000 if the average closing bid price of the Company's Common Stock for the five trading days prior to maturity exceeded $3.00 per share. As this provision was met, the balance of the Secured Note was adjusted to $700,000. The Secured Note was paid in full on March 7, 2000.

3.   INVESTMENT IN AFFILIATE
     -----------------------

     On February 24, 2000, Rosch AG completed an Initial Public Offering ("IPO") of its shares on the Neuer Market, a segment of the Frankfurt (Germany) Stock Exchange. Rosch AG sold 1,263,950 newly issued shares in the IPO, which, along with the Company's sale of certain of its shares of Rosch AG in the IPO, reduced the Company's ownership of Rosch AG to 26.43%. The Company received proceeds of approximately $11.1 million from the sale of its shares, and has recognized a pre-tax gain of approximately $10.8 million.

     Effective November 1, 1999, the Company accounts for its investment in Rosch AG under the equity method of accounting. Under the equity method of accounting, the Company's percentage share of Rosch AG's operating results are reported as a single line item in its Statement of Operations. For the three and nine months ended April 30, 2000, the Company's share of the net loss of Rosch AG was approximately $150,000 and $409,000, respectively.

     For the three months ended October 31, 1999, the Company consolidated the operating results of Rosch AG and recognized the minority stockholders' share of Rosch AG's net losses of approximately $113,000.

     The following is summarized unaudited financial information of Rosch AG as of and for the three months ended April 30, 2000:

                                                                     (THOUSANDS)
Gross Sales                                                             $ 1,022
Cost of goods sold                                                          523
Net income (loss)                                                          (567)
Total assets                                                             33,750
Total liabilities                                                         1,638

     At April 30, 2000, the quoted market value of the Company's investment in Rosch AG was approximately $79 million. The valuation represents a mathematical calculation based on a closing quotation published by the Neuer Market and Euro to U.S. Dollar conversion rates at that date. The valuation is not necessarily indicative of the amount that could be realized upon sale. Furthermore, the Company is prohibited from selling any its shares of Rosch AG until August 24, 2000, under the terms of an agreement between the Frankfurt Stock Exchange and the Company.

4.   INCOME TAXES
     ------------

     The Company's deferred tax assets (which result primarily from net operating loss carryforwards) as of April 30, 2000 and July 31, 1999 were $1,102,000 and $4,095,000, respectively. SFAS No. 109 requires a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. As of July 31, 1999, uncertainty existed about the realization of the Company's deferred tax assets, and a valuation allowance of $4,095,000 was recognized.

     SFAS No. 109 sets forth several possible sources of future taxable income to be used to evaluate the likelihood of realization of deferred tax assets. One such source is the availability of tax planning strategies that could be used to accelerate future taxable income in order to utilize expiring carryforwards. Management believes that sufficient tax planning strategies, as defined by SFAS No. 109, are available such that it is more likely than not that the deferred tax assets will be realized, and therefore, the valuation allowance against deferred tax assets has been adjusted to $-0-, thereby recognizing approximately $1.1 million of net deferred tax assets at April 30, 2000.

     As of April 30, 2000, the Company has net operating loss carryforwards available totaling approximately $2.5 million, after utilization of approximately $6.2 million for the three months ended April 30, 2000. These carryforwards expire from 2004 through 2020, and are subject to annual limitations under Internal Revenue Code Section 382. Based upon an evaluation of these limitations, the Company expects to offset all of its Federal taxable income for the fiscal year ending July 31, 2000 by utilizing its net operating loss carryforwards. However, the Company will be subject to alternative minimum tax, and has recognized a current provision for Federal income taxes based upon estimated alternative minimum taxable income for its fiscal year ending July 31, 2000. In addition, due to limitations on net operating loss carryforward usage imposed by certain states, a current provision for State income taxes has also been recognized based upon estimated taxable income for State income tax purposes.

     Significant components of the Company's deferred tax assets are as follows:


                                               APRIL 30, 2000      JULY 31, 1999
  Deferred tax assets:
Net operating carryforwards                       $842,000          $3,582,000
Accrued expenses                                    30,000              83,000
Inventory                                          115,000             139,000
Other                                               15,000              10,000
Deferred compensation                                   --             281,000
Alternative minimum tax credit carryforward        100,000                  --
                                              --------------- ------------------
  Total deferred tax assets                      1,102,000           4,095,000
Valuation allowance for deferred tax assets             --          (4,095,000)
                                              --------------- ------------------
Net deferred tax assets                          1,102,000                  --
                                              =============== ==================

Following is a summary of the tax provision (benefit) recognized for the three and nine months ended April 30, 2000:


                                                   CURRENT          DEFERRED

Federal                                           $100,000        $(1,066,000)
State                                              221,000            (36,000)
                                                -------------- -----------------
Total                                             $321,000        $(1,102,000)
                                                ============== =================

For the three and nine months ended April 30, 1999, the net provision for Federal and State income taxes was $-0-, due to the Company's net losses for the periods, and the valuation allowance recognized against the deferred tax assets, as described above.

A reconciliation of income taxes computed at the federal statutory rates to income tax expense for the nine months ended April 30, 2000 is as follows:

                                                     AMOUNT          PERCENT

Benefit at Federal Statutory Rates                $ 2,210,000            34%
State Income Taxes, net of Federal Benefit            122,000           1.9
Change in Valuation Reserve                        (3,146,000)        (48.4)
Other                                                  33,000            .5
                                                ---------------- ---------------
Total                                              $ (781,000)        (12.0)%
                                                ================ ===============

5.   EQUITY
     ------

     During the three months ended April 30, 2000, the Company closed on a private placement of 62,500 shares of Common Stock with six investors for a total of $250,000.

     Effective February 17, 2000, the Company issued 150,000 shares of Common Stock to two executives pursuant to the terms of their respective employment agreements. The common stock was valued at its quoted fair market value at the close of business on February 17, 2000, or $6.69 per share, resulting in the recognition of compensation expense of $1,003,000.

     In addition, during the three months ended April 30, 2000, the Company issued 1,073,153 shares of Common Stock pursuant to the exercise of outstanding stock options and warrants.

6.   EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
     -----------------------------------------------

The following table sets forth the computation of basic and diluted earnings per share:

                                         THREE MONTHS ENDED                 NINE MONTHS ENDED

                               APRIL 30, 2000  APRIL 30, 1999  APRIL 30, 2000   APRIL 30, 2000
                               ---------------------------------------------------------------
                                            (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Numerator:
Net income (loss)                      $ 7,987      $ (4,933)       $ 7,280       $(7,575)
Preferred stock redemption
premium                                     --            --            123            --
Preferred stock dividends                   --           (68)          (141)         (323)
                                  -------------  ------------  -------------    ----------
Numerator for basic earnings
per share-income available to
common stockholders                     $7,987       $(5,001)        $7,262       $(7,898)

Effect of dilutive securities:
Preferred stock redemption
premium                                     --            --           (123)           --
Preferred stock dividends                   --            --            141            --
                                  -------------  ------------  -------------    ----------
                                                                         18
                                  -------------  ------------  -------------    ----------
Numerator for diluted earnings
per share-income available to
common shareholders after
assumed conversions                     $7,987       $(5,001)        $7,262       $(7,898)
                                   ============   ============ =============    ==========
Denominator:
Denominator for basic earnings
per share-weighted average share    15,653,170     7,806,813     13,142,154     7,413,750

Effect of dilutive securities:
  Stock Options                        895,814            --        565,900            --
  Warrants                             499,857            --        178,328            --
  Convertible preferred stock               --            --      1,513,942            --
                                  -------------  ------------  -------------    ----------
Dilutive potential common
shares                               1,395,671            --      2,258,170            --
                                  -------------  ------------  -------------    ----------
Denominator for diluted earnings
per share-adjusted weighted
average shares and assumed
conversions                         17,048,841     7,806,813     15,400,324      7,412,750
                                   ============   ============ =============    ==========
Basic earnings (loss) per share          $0.51        $(0.64)         $0.55       $ (1.07)
                                   ============   ============ =============    ==========
Diluted earnings (loss) per share        $0.47        $(0.64)         $0.47       $ (1.07)
                                   ============   ============ =============    ==========

Dilutive securities were not included in the calculation of diluted weighted average shares for the three and nine months ended April 30, 1999, due to their anti-dilutive effect.

For additional disclosure regarding the stock options and the warrants, see Note 5.

Options to purchase 235,000 shares of common stock at prices ranging from $5.94 to $7.00 per share were outstanding at April 30, 2000 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

7.   COMMITMENTS
     -----------

     Effective February 15, 2000, Equidyne Systems, Inc. relocated its principal offices within San Diego, California, terminating its month-to-month lease, and entering into a new 36-month lease. The new lease provides for monthly rent beginning at $6,282 and increasing annually to $8,077 and $8,301 per month in years two and three, respectively. In addition, in December 1999, the Company entered into a lease amendment for its Aliso Viejo, California facility, adding new space within the same office complex. The amended lease has a 39 month term, expiring February 2003, and provides for monthly rent of $6,528 through February 2001. Monthly rent for the subsequent two twelve-month periods is fixed at $6,854 and $7,197, respectively.

     In January 2000, the Company relocated from its Amherst, New Hampshire offices to Westford, Massachusetts, entering into a three year lease at the rate of $2,606 per month.

     In May 2000, the Company entered into an amendment to its San Diego office lease for additional space adjacent to its San Diego office facility. The amended lease will commence upon completion of improvements for a term of 36 months. The monthly rent for the additional space is $4,832 for the first year, and increasing to $5,025 and $5,227 for years two and three, respectively.

     NO DEALER, SALESPERSON OR OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS                 242,500 SHARES
OTHER THAN THOSE CONTAINED IN THIS                          COMMON STOCK
PROSPECTUS IN CONNECTION WITH THE OFFERING
MADE BY THIS PROSPECTUS, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE SELLING
STOCKHOLDERS.  THIS PROSPECTUS DOES NOT                 EQUIDYNE CORPORATION
CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THOSE SPECIFICALLY
OFFERED HEREBY OR AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY OF
THESE SECURITIES IN ANY JURISDICTION TO ANY
PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH
OFFER OR SOLICITATION.  EXCEPT WHERE
OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS                  PROSPECTUS
AS OF THE EFFECTIVE DATE OF THE
REGISTRATION STATEMENT.  NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY SALE
HEREUNDER SHALL UNDER ANY CIRCUMSTANCES
CREATE ANY IMPLICATION THAT THERE HAS BEEN
NO CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF.

          TABLE OF CONTENTS
                                     Page
                                     ----
PROSPECTUS SUMMARY...................  2
THE COMPANY..........................  2                  September 6, 2000
THE OFFERING.........................  3
SUMMARY FINANCIAL AND
  OPERATING INFORMATION..............  4
RISK FACTORS.........................  5
USE OF PROCEEDS...................... 12
DIVIDEND POLICY...................... 12
MARKET FOR THE COMPANY'S
  COMMON STOCK AND RELATED
  STOCKHOLDER MATTERS................ 12
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF
  OPERATIONS......................... 13
BUSINESS............................. 17
LEGAL PROCEEDINGS.................... 25
MANAGEMENT........................... 25
EXECUTIVE COMPENSATION............... 27
CERTAIN RELATIONSHIPS AND
  RELATED TRANSACTIONS............... 31
PRINCIPAL STOCKHOLDERS............... 32
DESCRIPTION OF SECURITIES............ 33
SELLING STOCKHOLDERS................. 34
PLAN OF DISTRIBUTION................. 35
LEGAL MATTERS........................ 36
EXPERTS.............................. 36
AVAILABLE INFORMATION................ 37
INDEX TO CONSOLIDATED
  FINANCIAL STATEMENTS...............F-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

     Registration Fee                                                 $  218.96
     Legal Fees and Expenses...............................           20,000.00
     Accounting Fees and Expenses..........................           20,000.00
     Printing..............................................            5,000.00
     Miscellaneous Expenses................................            4,781.04
          Total............................................          $50,000.00

ITEM 27.  EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBIT
---------------------------------

3.1.1 Certificate of Incorporation of the Company (filed as Exhibit 3(a)(1) to Registration No. 2-71775, and incorporated herein by reference).

3.1.2 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on January 27, 1987 (filed as Exhibit 3(a)(2) to the Company's Form 10-Q for the fiscal quarter ended January 31, 1987, and incorporated herein by reference).

3.1.3 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on October 9, 1990 (filed as Exhibit 3(a)(3) to the Company's Form 10-K for the fiscal year ended July 28, 1990, and incorporated herein by reference).

3.1.4 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 7, 1996 (filed as Exhibit 3.1.4 to the Company's Form 10-K for the fiscal year ended July 31, 1997, and incorporated herein by reference).

3.1.5 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State on May 4, 1998 (filed as
          Exhibit 2.1 to the Company's Form 8-K for an event of May 5, 1998 (the "May 1998 Form 8-K"), and incorporated herein by reference).

3.1.6 Certificate of Designations of Series A Convertible Preferred Stock of the Company (filed with the Secretary of State of Delaware on May 5, 1998, filed as Exhibit 2.2 to the May 1998 Form 8-K, and incorporated herein by reference).

3.1.7 Certificate of Designation for Series B 5% Convertible Preferred Stock, filed with the Secretary of State of Delaware on February 3, 1999 (filed as Exhibit 3.1 to the Company's Form 8-K for an event of

          February 3, 1999 (the "February 1999 Form 8-K"), and incorporated herein by reference).

3.1.8 Certificate of Amendment of Certificate of Incorporation of American Electomedics Corp., filed with the Secretary of State of Delaware on January 5, 2000 (filed as Exhibit 10.1 to the Company's Form 8-K for an event of January 5, 2000 (the January 2000 Form 8-K"), and incorporated herein by reference).

3.2.1 By-Laws of the Company (filed as Exhibit 3(b) to Registration No. 2-71775, and incorporated herein by reference).

3.3.1 Amendments to the By-Laws of the Company (filed as Exhibit 3(c) to the Company's 1990 Form 10-K and incorporated herein by reference).

5.*       Opinion of Thelen Reid & Priest LLP.

10.1 Commercial Lease, dated March 23, 1998, by and between Mareld Company, Inc. and the Company.

10.2.1 1983 Incentive Stock Option Plan (filed as Exhibit A to the Company's Information Statement, and incorporated herein by reference).

10.2.2    Form of 1983 Incentive Stock Option Certificate (filed as Exhibit
          (10)-12 to the Company's Form 10-K for the fiscal year ended July 28, 1984 ["1984 Form 10-K"] and incorporated herein by reference).

10.2.3* Stock Option Agreement, dated October 15, 1999 by and between the Company and Wall Street Group, Inc.

10.2.4 Stock Option Agreement, dated June 8, 2000 by and between the Company and Jason Chautin.

10.3.1 1983 Non-Qualified Stock Option Plan (filed as Exhibit B to the Company's 1983 Information Statement, and incorporated herein by reference).

10.3.2    Form of 1983 Non-Qualified Stock Option Certificate (filed as Exhibit
          (10)-13 to the Company's 1984 Form 10-K, and incorporated herein by reference).

10.4 1996 Stock Option Plan (filed as Exhibit A to the Company's 1996 Proxy Statement, and incorporated herein by reference).

10.5 Stock Purchase Agreement, dated January 11, 1996, between the Company and Andy Rosch (filed as Exhibit 1 to the Company's Form 8-K for an event of January 11, 1996, and incorporated herein by reference).

10.6 Form of 14% Convertible Subordinated Debenture, due October 31, 1999 (filed as Exhibit 4 to the Company's Form 8-K for an event of October 25, 1996, and incorporated herein by reference).

10.7 Amended Employment Agreement, dated as of January 1, 1998, between the Company and Thomas A. Slamecka.

10.8* Termination Agreement, dated as of June 15, 2000, between the Company and Thomas A. Slamecka.

10.9 Employment Agreement, dated January 1, 1998, between the Company and Michael T. Pieniazek.

10.10* Termination Agreement, dated as of June 15, 2000, between the Company and Michael T. Pieniazek.

10.10.1* Addendum to Termination Agreement, dated as of September 1, 2000, between the Company and Michael T. Pieniazek.

10.11 Employment Agreement, dated December 1, 1999, between the Company and Joseph R. Nelson.

10.12.1 Agreement and Plan of Merger, dated as of April 30, 1998, among the Company, DDS Acquisition Corporation, Dynamic Dental Systems, Inc. ("DDS") and others (without Exhibits or Schedules thereto) (filed as Exhibit 2.3 to the May 1998 Form 8-K and incorporated herein by reference).

10.12.2 Certificate of Merger between DDS Acquisition Corporation and DDS, filed with the Secretary of State of Delaware on May 5, 1998 (filed as Exhibit 2.4 to the May 1998 Form 8-K and incorporated herein by reference).

10.13 Agreement and Plan of Merger, dated as of March 27, 1998, among the Company, ESI Acquisition Corporation and Equidyne Systems Inc. ("ESI") (incorporated by reference to Exhibit 2 to the Company's Form 8-K for an event of March 27, 1998).

10.14 Employment Agreement, dated as of April 30, 1998, by and between Dental Dynamic Systems, Inc. and Henry J. Rhodes (filed as Exhibit 2.8 to the May 1998 Form 8-K and incorporated herein by reference).

10.15 Employment Agreement, dated as of May 11, 1998, by and between Equidyne Systems, Inc. and Lawrence Petersen (filed as Exhibit 2.9 to the May 1998 Form 8-K and incorporated herein by reference).

10.16.1 Securities Purchase Agreement, dated as of May 5, 1998, among the Company, West End Capital LLC and the Purchaser listed therein (filed as Exhibit 10.1 to the May 1998 Form 8-K and incorporated herein by reference).

10.16.2 Form of Warrant issued to West End Capital LLC (filed as Exhibit 10.2 to the May 1998 Form 8-K and incorporated herein by reference).

10.16.3 Registration Rights Agreement, dated as of May 5, 1998, among the Company, West End Capital LLC and the Purchaser listed therein (filed as Exhibit 10.3 to the May 1998 Form 8-K and incorporated herein by reference).

10.16.4 Securities Exchange Agreement, dated November 17, 1999 between the Company and Jubilee Investors LLC (filed as Exhibit 10.2 to the Company's Form 8-K for an event of November 15, 1999 (the "November 1999 Form 8-K") and incorporated herein by reference).

10.16.5 Promissory Note and Security Agreement, dated November 17, 1999, between the Company and Jubilee Investors LLC (filed as Exhibit 10.3 to the Company's November 1999 Form 8-K and incorporated herein by reference).

10.17 Stock Purchase Option Agreement, dated November 1, 1997, between the Company and Andy Rosch (without exhibits) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the period ended October 31, 1997 and incorporated herein by reference).

10.18 Consulting Agreement, dated February 19, 1998, between the Company and Liviakis Financial. Communications, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 1998 and incorporated herein by reference).

10.19* Consulting Agreement, dated June 8, 2000, between the Company and American Financial. Communications, Inc.

10.20 Form of Stock Purchase Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed to report an event of November 26, 1997 and incorporated herein by reference).

10.21 Consulting Agreement, dated as of April 23, 1999, between the Company and American Financial Communications (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1999 and incorporated herein by reference).

10.22 Sales Contract for Patents, dated July 8, 1999, by and between the Company, Equidyne Systems, Inc. and Rosch GmbH Medizintechnik (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1999 (the "1999 Form 10-KSB") and incorporated herein by reference).

10.23 Assets Purchase Agreement, dated April 8, 1999, by and between the Company, Rosch GmbH Medizintechnik and Maico Diagnostic GmbH (filed as
          Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 1999 and incorporated herein by reference).

10.24 Investment Agreement, dated July 8, 1999, by and between the Company, Rosch GmbH Medizintechnik, Concord Effeckten AG and Andy Rosch (filed as Exhibit 10.23 to the 1999 Form 10-KSB and incorporated herein by reference).

10.25 Participation Agreement, dated September 30, 1999, by and between the Company, Rosch GmbH Medizintechnik, Concord Effeckten AG and Andy Rosch (filed as Exhibit 10.24 to the 1999 Form 10-KSB and incorporated herein by reference).

10.26.1 Form of Securities Purchase Agreement for the sale of Series B Preferred Stock (without exhibits) (filed as Exhibit 10.1 to the February 1999 Form 8-K and incorporated herein by reference).

10.26.2 Form of Warrant Agreement (filed as Exhibit 10.2 to the February 1999 Form 8-K and incorporated herein by reference).

10.26.3 Form of Registration Rights Agreement (filed as Exhibit 10.3 to the February 1999 Form 8-K and incorporated herein by reference).

10.26.4 Agreement, dated as of November 1, 1999, among the Company and the purchasers of the Series B Preferred Stock (filed as Exhibit 10.4 to the November 1999 Form 8-K and incorporated herein by reference).

10.27 Distribution Agreement, dated as of January 1, 1999, between ESI and Precision Medmark, Inc. (filed as Exhibit 10.29 to Amendment No. 3 to Registration Statement No. 333-58937 and incorporated herein by reference).

10.28 Letter Agreement, dated October 21, 1999, between the Company and Jim Fukushima (filed as Exhibit 10.1 to the November 1999 Form 8-K and incorporated herein by reference).

10.29 Letter Agreement, dated November 15, 1999, between the Company and Concord Effekten AG (filed as Exhibit 10.5 to the November 1999 Form 8-K and incorporated herein by reference).

23.1*     Consent of Ernst & Young LLP

23.2*     Consent of Thelen Reid & Priest LLP (included as part of Exhibit 5).


------------------------
*    Filed herewith.


ITEM 28.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) to include any additional or changed material information with respect to the plan of distribution.

     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation, By-Laws, the General Corporation Law of the State of Delaware or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN WESTFORD, MASSACHUSETTS, ON THE 6TH DAY OF SEPTEMBER, 2000.

                                        EQUIDYNE CORPORATION


                                        BY:  /s/Michael T. Pieniazek
                                           ------------------------------------
                                             Michael T. Pieniazek
                                             Executive Vice President
                                              and Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                       TITLE                       DATE
          ---------                       -----                       ----

/s/  Joseph R. Nelson              Director, President         September 6, 2000
-----------------------------      Chief Executive
     Joseph R. Nelson              Officer


/s/  Michael T. Pieniazek          Director, Executive         September 6, 2000
-----------------------------      Vice President and
     Michael T. Pieniazek          Chief Financial
                                   Officer


                                   Director, Vice              September 6, 2000
-----------------------------      Chairman
     Jim Fukushima


/s/  Thomas A. Slamecka            Director and adviser        September 6, 2000
-----------------------------
     Thomas A. Slamecka


/s/  Blake C. Davenport            Director                    September 6, 2000
-----------------------------
     Blake C. Davenport


/s/  Dr. James R. Gavin            Director                    September 6, 2000
-----------------------------
     Dr. James R. Gavin


                                   Director                    September 6, 2000
-----------------------------
        Marcus R. Rowan